PROSPECTUS SUPPLEMENT
(To Prospectus dated May 6, 1999)

                    [NATIONAL COMMERCE LOGO TO APPEAR HERE]

                                                               FILED PURSUANT TO
                                                                RULE 424 (b) (5)
                                                              FILE NO: 333-76499

                                5,000,000 Shares

                        National Commerce Bancorporation

                                  Common Stock

                               $23.375 per share

                                 ------------

   This is an offering of 5,000,000 shares of National Commerce Bancorporation common stock. We are selling 3,564,529 shares of our common stock and certain selling shareholders are selling 1,435,471 shares of common stock. We will not receive any of the proceeds from the sale of shares by the selling shareholders. The underwriters named in this prospectus may purchase up to 500,000 additional shares of common stock from us under certain circumstances.

   The common stock is quoted on the Nasdaq National Market under the symbol "NCBC." The last reported sale price of the common stock on the Nasdaq National Market on May 24, 1999 was $23.375 per share.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this prospectus or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

   These securities are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of National Commerce Bancorporation, and they are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.

                                 ------------

                                                          Per
                                                         Share     Total
                                                        ------- ------------
Public Offering Price                                   $23.375 $116,875,000
Underwriting Discount                                   $ 0.701 $  3,506,250
Proceeds to National Commerce Bancorporation (before
 expenses)                                              $22.674 $ 80,821,239
Proceeds to the Selling Shareholders (before expenses)  $22.674 $ 32,547,511

   The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about May 28, 1999.

                                 ------------

Salomon Smith Barney

                                Lehman Brothers

                                                      Morgan Stanley Dean Witter

                         Morgan Keegan & Company, Inc.

May 24, 1999

   You should rely only on the information contained in or incorporated by reference in this prospectus. National Commerce Bancorporation has not authorized anyone to provide you with different information. National Commerce Bancorporation is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                               ----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PROSPECTUS SUPPLEMENT
Forward-Looking Statements.................................................  S-2
Prospectus Summary.........................................................  S-3
Use of Proceeds............................................................  S-7
Price Range of Common Stock and Dividend Policy............................  S-7
Capitalization.............................................................  S-8
Summary Discussion of Financial Condition and Results of Operations........  S-8
Business................................................................... S-12
Selling Shareholders....................................................... S-17
Underwriting............................................................... S-18
Validity of the Common Stock............................................... S-20
Experts.................................................................... S-20
Incorporation of Documents We File With the SEC............................ S-20
PROSPECTUS
About this Prospectus......................................................    2
Where You Can Find More Information........................................    2
Incorporation of Information We File With the SEC..........................    3
Forward-Looking Statements.................................................    4
The Company................................................................    5
Ratio of Earnings to Fixed Charges.........................................    6
Use of Proceeds............................................................    6
Regulatory Matters.........................................................    7
Description of Debt Securities.............................................   11
Description of Preferred Stock.............................................   18
Description of Common Stock................................................   22
Selling Shareholders.......................................................   23
Plan of Distribution.......................................................   24
Validity of Securities.....................................................   25
Experts....................................................................   25

                           FORWARD-LOOKING STATEMENTS

   The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements made by us or on our behalf. All statements in this prospectus that are not historical facts or that express expectations and projections with respect to future matters are "forward-looking statements" for the purpose of the safe harbor provided by the Act. We caution readers that such "forward-looking statements," including, without limitation, those relating to future business initiatives and prospects, revenues, working capital, liquidity, capital needs, interest costs and income, and "Year 2000" remediation efforts, wherever they occur in this document or in other statements attributable to us, are necessarily estimates reflecting the best judgment of our senior management. Such statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the "forward-looking statements." "Forward-looking statements" should, therefore, be considered in light of various important factors, including those set forth in this document. Important factors currently known to management that could cause actual results to differ materially from those in "forward-looking statements" include significant fluctuations in interest rates, inflation, economic recession, economic conditions in the markets we serve, significant changes in the federal and state legal and regulatory environment, significant under-performance in our portfolio of outstanding loans, and competition in our markets. Other factors set forth from time to time in our filings with the SEC should also be considered. We undertake no obligation to update or revise "forward-looking statements" to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

                               PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by reference to the more detailed information and consolidated financial information appearing elsewhere in or incorporated by reference into this prospectus.

                        National Commerce Bancorporation

Overview

   We provide select financial services and consulting through a regional network of banking affiliates and a national network of non-banking affiliates. Our organization has a culture and compensation structure that promote sales, marketing and superior financial performance. We operate 144 bank locations in Tennessee, North Carolina, Georgia, Virginia, Mississippi and Arkansas.

  -- At or for the quarter ended March 31, 1999, we had consolidated total assets of $6.0 billion, annualized return on average assets of 1.64% and return on average equity of 23.00%.

  -- The May 1999 edition of U.S. Banker magazine ranked us as the top performing bank in the United States for 1998 based on non-performing asset ratio, net charge-off ratio, return on equity, efficiency ratio, leverage ratio and tier one capital ratio. We have been ranked in the top four by this publication each year since 1995.

  -- We were among the top banks in the country in terms of efficiency for the year ended December 31, 1998, with an efficiency ratio of 48.30%, which we improved to 44.58% for the first quarter of 1999.

  -- We have produced compound annual earnings per share growth of 14.2% since 1988 and 15.7% since 1993. In addition, our annual earnings per share growth exceeded 20% in each of the last two years.

   We have three major lines of business: retail banking, commercial banking and financial services. Financial services includes transaction processing, in-store licensing and consulting, capital markets, trust and asset management and treasury. Contributions to our 1998 net income were generally balanced among retail banking, commercial banking and financial services.

Distribution Strategy

   We believe that our multi-channel distribution strategy for banking products and services is at the core of our success. Our delivery channels include in-store and traditional branches, direct mail, telephone, ATM and Internet banking. This strategy allows us to deliver high quality products, customer service and convenience at a low cost.

   Our hub and spoke branch network is the key to our overall distribution strategy and allows us to efficiently expand into new markets. We target markets that are expected to experience above-average economic growth and enter them de novo. We open multiple in-store locations, primarily in supermarkets that average 20,000 to 30,000 customer transactions and $250,000 in sales per week (spokes). This expansion is followed by small in-market acquisitions or construction of traditional locations to establish hub branches that complement the in-store offerings and promote the development of commercial lending, mortgage banking, real estate lending and private banking. We target one traditional branch for every three to four in-store locations. Currently 107 of our 144 branches are in-store. Utilizing this hub and spoke approach, complemented by alternative distribution channels, we have achieved profitability in new markets in less than two years.

Operating Strategy

   Our operating strategy is to (i) expand our distribution network, (ii) deliver additional products and services that are valuable to our customers,
(iii) allocate resources efficiently, (iv) diversify our non-banking, fee-generating services and (v) align management compensation with shareholders' interests.

   We measure the success of our operating strategy by focusing primarily on the following four performance measures: (i) revenue growth, (ii) efficiency ratio, (iii) net interest margin and (iv) credit quality. From 1994 to 1998:

  -- Our compound annual revenue growth was 14.3%.

  -- Our efficiency ratio improved from 52.70% to 48.30%.

  -- Our net interest margin averaged 4.11%.

  -- Our non-performing assets to total loans were at or near 0.0%.

   Our focus on these four measures has resulted in an average return on equity of 19.80% since 1994, with returns of 20.92% in 1997, 22.15% in 1998 and 23.00%
annualized for the quarter ended March 31, 1999. In addition, our earnings per share have grown at an annual compound rate of 17.2% since 1994, with growth of 21.1% in 1997, 20.3% in 1998 and 21.1% for the quarter ended March 31, 1999.

   We have developed incentive compensation plans for our executive officers that closely align their compensation with shareholders' interests. Our executive officers receive bonus payments only if we achieve both a minimum of 20% return on equity and 16% earnings per share growth. Maximum bonus payments may be earned only if both measures are 20% or greater. At February 1, 1999, our officers, directors and directors emeritus, as a group, held approximately 29% of all outstanding shares of our common stock, which we believe is among the highest percentage holdings by such a group in our industry. Pro forma for this offering, our officers, directors and directors emeritus will own approximately 27% of all outstanding shares of our common stock.

                              Recent Developments

New Business Initiative

   On April 28, 1999, we announced a new business initiative with The Kroger Co., the nation's largest supermarket chain, that will expand our presence to Charleston, West Virginia. Under the terms of the agreement, we expect to open seven new in-store branches in the Charleston area by September 1999, pending regulatory approval. We have similar arrangements with Kroger in six other metropolitan markets.

Acquisition

   On May 1, 1999, we agreed to acquire First Financial Corporation, a bank holding company located in the Nashville metropolitan area, subject to approval by their shareholders and regulatory approval. At December 31, 1998, First Financial had total assets of approximately $260 million, total deposits of approximately $248 million and seven full-service branches. We expect to complete our acquisition of First Financial during the third quarter of 1999 and to account for the acquisition using the pooling-of-interests method of accounting.

                                  The Offering

Common stock offered by National
 Commerce Bancorporation.......... 3,564,529 shares

Common stock offered by selling
 shareholders..................... 1,435,471 shares

  Total........................... 5,000,000 shares

Common stock to be outstanding
 after the offering............... 105,096,664 shares

Use of proceeds................... We intend to use our net proceeds of this offering to add to our general funds, which
                                   we may use to (i) finance expansion into
                                   new markets and new business lines; (ii)
                                   finance cash acquisitions of assets and
                                   companies, although presently there are no
                                   agreements for any such acquisitions;
                                   (iii) meet our working capital
                                   requirements; (iv) reduce our short term
                                   indebtedness; (v) invest at the bank
                                   holding company levels; or (vi) invest in
                                   or extend credit to our affiliates and
                                   other banks and companies engaged in other
                                   financial service activities.

Nasdaq National Market symbol..... NCBC

   The number of shares of common stock to be outstanding after the offering does not take into account shares reserved for outstanding stock options and shares to be issued in connection with the First Financial acquisition.

  Unless we specifically state otherwise, the information in this prospectus does not take into account the issuance of up to 500,000 shares of common stock which the underwriters have the option to purchase solely from us to cover over-allotments. If the underwriters exercise this over-allotment option in full, 105,596,664 shares will be outstanding after the offering.

Summary Financial Data

   The following financial data are derived from our consolidated financial statements. This information should be read in conjunction with, and is qualified by reference to, the more detailed information contained in our consolidated financial statements and the accompanying notes thereto incorporated by reference in this prospectus. See "Incorporation of Information We File with the SEC" and "Where You Can Find More Information" in the Prospectus.

                          Three Months Ended
                               March 31,                        Year Ended December 31,
                         ----------------------  ----------------------------------------------------------
                            1999        1998        1998        1997        1996        1995        1994
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                  (In thousands of dollars, except per share and ratio
                                                                         data)
Results of Operations:
 Net interest income.... $   52,594  $   44,271  $  192,618  $  162,821  $  135,466  $  120,025  $  110,021
 Provisions for loan
  losses................      2,379         867       9,599      17,013      14,134       9,750       7,077
 Non-interest income....     20,494      21,006      84,871      82,405      69,635      53,868      49,940
 Non-interest expenses..     35,078      34,141     140,304     123,460     103,875      91,830      87,574
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Income before income
  taxes.................     35,631      30,269     127,586     104,753      87,092      72,313      65,310
 Applicable income
  taxes.................     11,563      10,254      42,445      34,973      29,579      23,278      20,968
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Net income............. $   24,068  $   20,015  $   85,141  $   69,780  $   57,513  $   49,035  $   44,342
                         ==========  ==========  ==========  ==========  ==========  ==========  ==========
Per common share data:
 Basic earnings per
  share................. $     0.24  $     0.20  $     0.85  $     0.71  $     0.59  $     0.50  $     0.46
 Diluted earnings per
  share.................       0.23        0.19        0.83        0.69        0.57        0.49        0.44
 Cash dividends
  declared..............       0.09        0.07        0.32        0.23        0.20        0.18        0.16
 Book value.............       4.14        3.79        4.03        3.60        3.22        2.99        2.29

Balance Sheet Data
 (period average):
 Total assets........... $5,877,917  $4,701,778  $5,114,126  $4,404,852  $3,812,114  $3,214,291  $2,845,135
 Total loans, net of
  unearned discounts....  3,184,019   2,673,457   2,883,277   2,513,327   2,130,810   1,718,424   1,505,716
 Total deposits.........  3,833,552   3,329,578   3,460,007   2,954,813   2,652,559   2,339,553   2,042,557
 Total liabilities......  5,458,686   4,330,928   4,679,893   4,033,245   3,516,288   2,941,814   2,605,232
 Shareholders' equity...    419,231     370,850     384,342     333,528     295,826     272,477     239,903

Balance Sheet Data (end
of period):
 Total assets........... $6,028,737  $4,992,478  $5,811,054  $4,692,011  $4,200,409  $3,695,042  $3,005,809
 Total loans, net of
  unearned discounts....  3,205,888   2,719,212   3,197,673   2,608,967   2,347,973   1,931,213   1,592,806
 Total deposits.........  3,943,347   3,509,202   3,947,275   3,251,242   2,976,430   2,574,770   2,154,390
 Total liabilities......  5,608,036   4,613,158   5,352,609   4,289,979   3,887,080   3,398,363   2,781,390
 Shareholders' equity...    420,701     379,320     408,549     352,148     313,329     296,679     224,419

Profitability Ratios:
 Return on average
  equity................      23.00%      21.76%      22.15%      20.92%      19.44%      18.00%      18.48%
 Return on average
  assets................       1.64        1.70        1.66        1.58        1.51        1.53        1.56
 Net interest margin....       4.11        4.21        4.17        4.04        3.89        4.14        4.33
 Efficiency ratio.......      44.58       51.31       48.30       48.50       49.70       51.20       52.70

Capitalization:
 Average equity to
  assets................       7.13%       7.89%       7.52%       7.57%       7.76%       8.48%       8.43%
 Tier 1 capital ratio ..      11.94       12.82       11.79       12.61       11.05       12.30       13.62
 Tier 1 leverage ratio..       7.85        8.89        8.03        8.69        7.66        7.91        8.56

Credit Quality:
 Allowance for loan
  losses to total
  loans.................       1.54%       1.64%       1.54%       1.66%       1.51%       1.50%       1.53%
 Net charge-offs to
  average loans.........       0.25        0.11        0.26        0.39        0.35        0.29        0.28
 Non-performing assets
  to
  total assets..........       0.02        0.00        0.02        0.00        0.00        0.00        0.00

                                USE OF PROCEEDS

   We estimate that our net proceeds to us from this offering, after deducting underwriting commissions, discounts and offering expenses, will be approximately $80.5 million, or $91.8 million if the underwriters' over-allotment option is exercised in full. We will not receive any of the net proceeds from the sale of our common stock by the selling shareholders. We intend to add our net proceeds that we receive from the sale of our common stock to our general funds, which we may use to (i) finance expansion into new markets and new lines of business; (ii) finance cash acquisitions of assets and companies, although presently there are no agreements for any such acquisitions; (iii) meet our working capital requirements; (iv) reduce our short-term indebtedness; (v) invest at the bank holding company level; or (vi) invest in or extend credit to our affiliates and other banks and companies engaged in other financial service activities. Until the net proceeds have been used, they may be invested in short-term marketable securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

   Our common stock is traded over-the-counter on the Nasdaq National Market and is quoted under the trading symbol "NCBC." At December 31, 1998, there were approximately 3,600 stockholders of record.

   The following table sets forth for the periods indicated the high and low closing sales prices for our common stock as reported on the Nasdaq National Market, as restated to give retroactive recognition to all stock dividends and stock splits.

                                                          NCBC Common Stock
                                                       -----------------------
                                                        High   Low   Dividends
                                                       ------ ------ ---------
     1997
       First Quarter.................................. $11.50 $ 8.94   $0.05
       Second Quarter.................................  11.81   9.63    0.06
       Third Quarter..................................  13.82  11.44    0.05
       Fourth Quarter.................................  17.88  13.59    0.07
     1998
       First Quarter.................................. $21.57 $15.13   $0.07
       Second Quarter.................................  23.38  19.69    0.08
       Third Quarter..................................  25.75  16.50    0.08
       Fourth Quarter.................................  19.06  13.94    0.09
     1999
       First Quarter.................................. $24.38 $17.56   $0.09
       Second Quarter (through May 24, 1999)..........  25.67  22.44    0.09 (a)

--------
(a) Payable on July 1, 1999 to shareholders of record as of June 4, 1999.

   We have paid regular dividends on our common stock without interruption since our incorporation. Our Board of Directors has the discretion to decide whether to pay dividends in the future and the amount of any such dividends. Our ability to pay dividends to our shareholders may be limited by certain factors including regulatory capital requirements and broad enforcement powers of the Federal Reserve. See "Regulatory Matters" in the Prospectus.

   Our primary source of funds for payment of common stock dividends to our shareholders is dividends we receive from our banking subsidiaries. The amount of dividends that a bank may declare in any year is subject to certain regulatory restrictions. See "Regulatory Matters" in the Prospectus. At March 31, 1999, $28,497,000 of the total shareholders' equity of our subsidiary banks was available for payment of dividends to us without approval by the applicable regulatory authority.

                                 CAPITALIZATION

   The following table sets forth our consolidated capitalization at March 31, 1999 and as adjusted to give effect to our net proceeds from the issuance and sale of 3,564,529 shares of common stock by National Commerce Bancorporation in this offering (at a price of $23.375 per share). The table should be read in conjunction with our consolidated financial statements and the accompanying notes incorporated by reference in this prospectus. See "Incorporation of Information We File with the SEC" in this Prospectus Supplement and "Where You Can Find More Information" in the Prospectus.

                                                           March 31, 1999
                                                        ----------------------
                                                                        As
                                                          Actual     Adjusted
                                                        ----------  ----------
                                                           (in thousands)
Long-term debt and bank notes.......................... $  784,045  $  784,045

Capital trust pass-through securities..................     49,899      49,899

Shareholders' equity
  Common stock (par value $2.00 per share--authorized
   175,000,000 shares; issued and outstanding
   101,532,135, actual; issued and outstanding
   105,096,664, pro forma)............................. $  203,032  $  210,161
  Additional paid-in capital...........................     29,236     102,578
  Retained earnings and accumulated other comprehensive
   income..............................................    188,433     188,433
                                                        ----------  ----------
  Total shareholders' equity........................... $  420,701  $  501,172
                                                        ----------  ----------

Total capitalization................................... $1,254,645  $1,335,116

Ratios:
  Tier 1 capital ratio.................................      11.94%      14.02%
  Total risk-based capital ratio.......................      13.19       15.27
  Tier 1 leverage ratio................................       7.85        9.10

      SUMMARY DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The purpose of this discussion is to summarize important factors affecting our financial condition and results of operations. The following are excerpts from our Results of Operations and Capital Resources sections of Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"). The full text of our MD&A with respect to the discussion, "Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998," is included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, which was filed with the Securities and Exchange Commission (the "SEC") on May 7, 1999. The full text of our MD&A with respect to the discussion, "Year Ended December 31, 1998 Compared to the Year Ended December 31, 1997 and the Year Ended December 31, 1996," is included in our Annual Report on Form 10-K for the year ended December 31, 1998, which was filed with the SEC on March 26, 1999. You should read these excerpts together with the full text of the respective MD&A. In addition, you should refer to our consolidated financial statements, including the accompanying notes, incorporated by reference in this prospectus, and the summary selected financial data presented elsewhere in this prospectus, for an understanding of the following discussion. To obtain a copy of our MD&A or our consolidated financial statements, see "Incorporation of Information We File with the SEC" in this Prospectus Supplement and "Where You Can Find More Information" in the Prospectus.

   Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31,
1998. Net income was $24,068,000 for the first quarter of 1999, a 20.2% increase over the $20,015,000 reported for the same period a year earlier. Diluted earnings per share were $0.23, compared to $0.19 per share in 1998, up 21.1%. Basic earnings per share were $0.24, compared to $0.20 per share in 1998, up 20.0%. Our annualized return on average assets and return on average equity were 1.64% and 23.00%, respectively, for the first quarter of 1999. These compared with 1998 first quarter returns of 1.70% and 21.76%, respectively.

   Other highlights include:

  -- Net Interest Income. Net interest income (taxable equivalent), the difference between interest earned on loans and investments and interest paid on interest-bearing liabilities, increased by $10,371,000 or 22.8% for the first quarter of 1999. This increase reflects a $17,939,000, or 20.1%, increase in total interest income that more than offsets a $7,568,000, or 17.2%, increase in interest expense.

    -- Interest Income. Interest income increased in 1999 due to an increase of $1.1 billion or 25.6% in total average earning assets, which was partially offset by a decrease in the yield on average earning assets from 8.27% in the first quarter of 1998 to 7.91% in the first quarter of 1999. The increased volume of earning assets raised interest income by approximately $22,877,000, while the decreased yield reduced interest income by approximately $4,938,000.

    -- Interest Expense. Interest expense increased $7,568,000 in the first quarter of 1999, reflecting an increase in average interest-bearing liabilities of $1.1 billion or 28.1%, and a decrease in the cost of interest-bearing liabilities from 4.70% to 4.30%. The decrease in the rate paid on interest-bearing liabilities reduced interest expense by approximately $4,762,000, and the increase in average outstandings raised interest expense by approximately $12,330,000.

    -- Net Interest Margin. The net interest margin (taxable equivalent net interest income as a percentage of average earning assets) was 4.11% in the first quarter of 1999, compared to 4.21% in the first quarter of 1998.

  -- Provision for Loan Losses. The provision for loan losses in the first quarter of 1999 was $2,379,000, versus $867,000 for the first quarter 1998. Net charge-offs were $2,017,000 for the first quarter of 1999, or 0.25% of average loans, compared to $762,000, or 0.11% of average loans in the first quarter of 1998.

  -- Allowance for Loan Losses. The allowance for loan losses totaled
     $49,484,000 at March 31, 1999, representing 1.54% of total loans, compared to $44,643,000, at March 31, 1998, representing 1.64% of total loans.

  -- Non-performing Assets. There were $129,000 non-performing loans and $1.2 million non-performing assets for the quarter ended March 31, 1999. There were no non-performing loans and $217,000 non-performing assets for the quarter ended March 31, 1998. Loans past due 90 days or more were $4.1 million, or 0.13% of our total loans for the quarter ended March 31, 1999, compared to $4.6 million, or 0.17% of our total loans, for the quarter ended March 31, 1998.

  -- Non-interest Income. Non-interest income, excluding securities transactions, totaled $20,493,000 for the first quarter of 1999, a decrease of $511,000 or 2.4% from the first quarter of 1998. Our broker-dealer revenue increased $733,000 versus first quarter 1998, reflecting favorable market conditions. All other sources of non-interest income, including service charge income, trust service income, fuel card processing income and supermarket sublicense income decreased a net of $1,244,000 or 7.6%.

  -- Non-interest Expenses. Non-interest expense (excluding the provision for loan losses) increased by $937,000 or 2.7% in the first quarter, 1999, primarily reflecting increased employment and other expenses relating to new products and locations and increased promotional expenses of new loan and deposit gathering campaigns.

  -- Capital Resources. The total capital ratio for first quarter 1999 was 13.19% compared to 14.07% for first quarter 1998. The tier 1 capital ratio for first quarter 1999 was 11.94% compared to 12.82% for first quarter 1998. The leverage ratio was 7.85% for first quarter 1999 compared to 8.89% for first quarter 1998.

   Year Ended December 31, 1998 Compared to the Year Ended December 31, 1997 and the Year Ended December 31, 1996. For the year ended December 31, 1998, net income totaled $85,141,000, a $15,361,000 or 22.0% increase over 1997 net income of $69,780,000. Net income increased by $12,267,000 or 21.3% in 1997.
Basic earnings per share were $0.85 in 1998, compared to $0.71 in 1997 and $0.59 in 1996. Diluted earnings per share were $0.83 in 1998, compared to $0.69 in 1997 and $0.57 in 1996. For 1998, return on average assets was 1.66%, compared to 1.58% in 1997 and 1.51% in 1996. Return on average equity (excluding unrealized gains or losses on investment securities) was 22.15% in 1998, compared to 20.92% in 1997 and 19.44% in 1996.

   Other highlights include:

  -- Net Interest Income. Net interest income increased by $31,374,000 or
     18.7% in 1998, increased by $26,895,000 or 19.1% in 1997 and increased by $14,830,000 or 11.8% in 1996. The increase in 1998 reflects a $48,171,000 or 14.1% increase in interest income and a $16,797,000 or 9.6% increase in total interest expense.

    -- Interest Income. The increase in interest income in 1998 was the result of a $369,950,000, or 14.7%, increase in average loans and a $209,866,000 or 13.4% increase in average investment securities, offset by a decrease in the average yield on earning assets from 8.24% in 1997 to 8.18% in 1998. The increased volume of average earning assets (partially funded by an increase of $171,076,000 in average non-interest-bearing liabilities, net of non-interest-earning assets) raised interest income by approximately $50 million, while the decreased yield on average earning assets reduced interest income by approximately $2 million.

    -- Interest Expense. Interest expense increased in 1998, reflecting a $538,198,000, or 14.8%, increase in average outstanding interest-bearing liabilities, and a decrease in the cost of interest-bearing liabilities from 4.79% in 1997 to 4.58% in 1998. The decrease in the rate paid on interest-bearing liabilities reduced interest expense by approximately $7 million and the increase in average outstandings raised interest expense by approximately $24 million.

    -- Net Interest Margin. The net interest margin was 4.17% in 1998, compared to 4.04% in 1997 and 3.89% in 1996.

  -- Provision for Loan Losses. Our provision for loan losses was $9,599,000 for 1998, compared to $17,013,000 for 1997 and $14,134,000 for 1996. The
     1998 provision was primarily the result of loan growth. Net loan charge-offs were $7,610,000 (0.26% of average loans, net of unearned discounts) in 1998, compared to $9,855,000 (0.39% of average loans, net of unearned discounts) in 1997, and $7,515,000 (0.35% of average loans, net of unearned discounts) in 1996.

  -- Allowance for Loan Losses. The allowance for loan losses at December 31,
     1998, was $49,122,000 or 1.54% of loans, net of unearned discounts, compared to $43,297,000 or 1.66% of loans at December 31, 1997, and $35,514,000 or 1.51% of net loans at December 31, 1996.

  -- Non-performing Assets. In 1998, there were $975,000 in non-performing assets. There were no non-performing assets at December 31, 1997 or 1996. Based on the regulatory definition, we have no "Highly Leveraged Transactions." We also have no loans involving syndicated leveraged buyouts. Our management believes that the allowance for loan losses is adequate to provide for inherent losses in the loan portfolio.

  -- Non-interest Income. Non-interest income (excluding securities gains or losses) increased $2,189,000 or 2.7% in 1998. Non-interest income increased $12,853,000 or 18.5% in 1997. Included in 1997 non-interest income was a net gain of $8 million relating to the sale of substantially all of our credit card receivables. The net income impact of the credit card sale was an after-tax gain of $1,784,000 ($0.02 per share) for the year and the fourth quarter of 1997. All other sources of non-interest income including broker-dealer revenue, trust service income, service charge income, fuel card processing income and in-store banking licensing income increased a net of $10,766,000 or 16.9%. Securities gains totaled $197,000 in 1998, and securities losses totaled $80,000 in 1997.

  -- Non-interest Expenses. Non-interest expenses (excluding the provision for loan losses) increased by $16,844,000 or 13.6% in 1998, primarily reflecting increased employment and other expenses relating to new products and locations, and increased promotional expenses of new loan and deposit gathering campaigns. Total non-interest expenses increased by $19,585,000 or 18.9% in 1997, primarily for the same reasons.

  -- Capital Resources. Total average assets increased by 16.1% in 1998,
     15.5% in 1997 and 18.6% in 1996. Correspondingly, total average equity capital increased by 15.2% in 1998, 12.7% in 1997 and 8.6% in 1996. The percentage of average equity capital to average assets was 7.52% in 1998, 7.57% in 1997 and 7.76% in 1996. The total capital ratio for 1998 was 13.04% compared to 13.86% in 1997 and 12.30% in 1996. The tier 1 capital ratio for 1998 was 11.79% compared to 12.61% for 1997 and 11.05% for 1996. The leverage ratio was 8.03% in 1998 compared to 8.69% in 1997 and 7.66% in 1996.

                                    BUSINESS

Overview

   We provide select financial services and consulting through a regional network of banking affiliates and a national network of non-banking affiliates. Our organization has a culture and compensation structure that promote sales, marketing and superior financial performance. We operate 144 branch locations in Tennessee, North Carolina, Georgia, Virginia, Mississippi and Arkansas.

  -- We were incorporated in Tennessee as a bank holding company in February
     1966. Our name was changed to National Commerce Bancorporation in April 1978. Our largest operating subsidiary, National Bank of Commerce, began operations in 1873.

  -- At or for the quarter ended March 31, 1999, we had consolidated total assets of $6.0 billion, annualized return on average assets of 1.64% and return on average equity of 23.00%.

  -- Of the seven primary metropolitan markets in which we operate, six markets had per capita income growth above the national average from 1990 to 1997.

  -- The May 1999 edition of U.S. Banker magazine ranked us as the top performing bank in the United States for 1998 based on non-performing asset ratio, net charge-off ratio, return on equity, efficiency ratio, leverage ratio and tier one capital ratio. In previous years, U.S. Banker ranked us #2 for 1997, #4 for 1996 and #1 for 1995.

  -- We were among the top banks in the country in terms of efficiency for the period ended December 31, 1998, with an efficiency ratio of 48.30%, which we improved to 44.58% for the first quarter of 1999.

  -- We have produced compound annual earnings per share growth of 14.2%, since 1988 and 15.7% since 1993. In addition, our annual earnings per share growth exceeded 20% in each of the last two years.


Distribution Strategy

   We believe that our multi-channel distribution strategy for banking products and services is at the core of our success. Our delivery channels include in-store and traditional branches, direct mail, telephone, ATM and Internet banking. This strategy allows us to deliver high quality products, customer service and convenience at a low cost.

   Our hub and spoke branch network is the key to our overall distribution strategy and allows us to efficiently expand into new markets. We target markets that are expected to experience above-average economic growth and enter them de novo. We open multiple in-store locations, primarily in supermarkets that typically average 20,000 to 30,000 customer transactions and $250,000 in sales per week (spokes). This expansion is followed by small in-market acquisitions or construction of traditional locations to establish hub branches that complement the in-store offerings and promote the development of commercial lending, mortgage banking, real estate lending and private banking. We target one traditional branch for every three to four in-store locations. Currently 107 of our 144 branches are in-store. Utilizing this hub and spoke approach, complemented by alternative distribution channels, we have achieved profitability in new markets in less than two years.

   Beginning in 1985, we expanded our geographic presence outside of our Memphis market with the opening of de novo banks in Nashville, Tennessee (1985) and Knoxville, Tennessee (1986). We continued this expansion by entering new markets outside of Tennessee, including Roanoke, Virginia (1993); Raleigh/ Durham, North Carolina (1994); Greensboro, North Carolina (1996); north Georgia
(1996); and Richmond, Virginia (1997).

   Specific examples of our expansion include:

  -- Our entry into the Roanoke, Virginia market began with the opening of six in-store branches in July 1993. Subsequently, we have added three in-store branches and, in the first quarter of 1999, acquired five traditional branches which will serve as hubs.

  -- We opened two in-store locations in north Georgia in late 1996 and seven additional in-store branches during 1997. With the spokes in place, we acquired First Community Bank and Trust in 1998, a $100 million-asset company to provide hubs for our distribution network. At March 31, 1999, we had nine in-store branches and two traditional branches located along the Interstate-75 corridor north of Atlanta.

  -- We entered into an innovative joint venture in November 1997. We partnered with Ukrop's Super Markets Inc., an up-scale, privately owned supermarket leader in the greater Richmond area, to create First Market Bank of which we own 49%. Unlike our previous de novo market entries, we immediately established hubs to take advantage of Ukrop's superior customer loyalty and market share. At March 31, 1999, we had sixteen in-store branches and four traditional branches in the Richmond market.

   Our most recent new business initiative and acquisition are reflective of our hub and spoke strategy:

  -- On April 28, 1999, we announced a new business initiative with Kroger that will allow us to enter Charleston, West Virginia de novo. Under the terms of the agreement, we expect to open seven new in-store branches in the Charleston area by September 1999, pending regulatory approval.

  -- On May 1, 1999, we signed a definitive agreement to acquire First
     Financial Corporation, a Tennessee bank holding company located in the Nashville metropolitan area, subject to approval by their shareholders and regulatory approval. When completed, the First Financial acquisition will provide us with additional hubs in the Nashville area.

Business Lines

   We operate three major lines of business: retail banking, commercial banking and financial services.

   Based on segment reporting data, the contributions to net income by the three business lines were generally balanced:

                                            For the quarter ended March 31,
                                            ----------------------------------
                                                 1999               1998
                                            ---------------    ---------------
Retail Banking.............................               35%                36%
Commercial Banking.........................               28                 33
Financial Services ........................               37                 31
                                             ---------------    ---------------
                                                         100%               100%
                                             ===============    ===============

 Retail Banking

   Our retail banking business includes deposit, credit, investment and insurance products, private banking and financial planning services for individuals. Over the last fifteen years, we have transformed our business to emphasize retail banking. For example, retail loans, which comprised 36% of total loans at December 31, 1984, accounted for 73% of our loans at March 31, 1999. For the quarter ended March 31, 1999, retail banking contributed 35% of our net income.

   To enhance retail distribution, we developed our Internet banking capability in 1997. In June 1998, we entered into a joint marketing effort with BellSouth Corporation to further promote our Internet banking services. Customers in the Southeast who use our Internet banking service, NBC Internet Banking, and

BellSouth.net Internet access service receive special benefits, such as free Internet banking and rebates when paying bills electronically.

   We strive to create innovative products and services that improve our relationships with our customers and in-store partners, while increasing our profitability. One such product, the Market Share Card, is a customer loyalty card jointly created with Ukrop's in 1997. The Market Share Card is a debit card tied to a customer's retail banking account. The card awards points based on the customer's level of business with Ukrop's and with us. Based on total points accumulated, the customer will receive a coupon redeemable for goods and services. We share the cost of the coupons based on the breakdown of the customer's point allocation between banking business and Ukrop's purchases. Results to date have shown that the Market Share Card builds customer loyalty and improves the relationship between the cardholder and us. We are exploring concepts similar to the Market Share Card with other retailers.

 Commercial Banking

   Our commercial banking business includes full service banking for small companies, and lending and related financial services to medium- and large-sized corporations and other financial institutions. Our medium-sized clients typically have total revenues between $7 and $50 million, with $20 to $25 million being the average. Our large-sized clients have total revenues in excess of $50 million. Services we provide to these clients include checking accounts, certificates of deposit, cash management services, short-term loans for seasonal or working capital purposes and term loans.

  We provide to our commercial banking customers accounts receivable and inventory financing and also offer specialty services, such as leasing, aircraft lending, correspondent banking, real estate finance, asset based lending and residential construction lending. At March 31, 1999, commercial loans comprised 27% of our loan portfolio. For the quarter ended March 31, 1999, commercial banking contributed 28% of our net income.

 Financial Services

   We operate non-banking businesses that are national as well as international in scope. We believe that these businesses complement our retail and commercial product offerings and strongly contribute to our profitability. Net income from financial services grew by 43.2% from the first quarter of 1998 to the first quarter of 1999 and financial services contributed 37% of our net income for the quarter ended March 31, 1999. Our financial services business include:

   Transaction Processing. Transaction processing consists primarily of our Bankruptcy Trustee Division and our wholly owned subsidiary, TransPlatinum Service Corp. ("TransPlatinum").

   Our Bankruptcy Trustee Division offers cash management services for bankruptcy trustees in 32 states. The services provided to the trustees include back-office processing, record keeping, bill payment and deposit management. At March 31, 1999, we provided complete cash management services for 60 of the approximately 195 Chapter 13 Bankruptcy Trustees, which represented a national market share of nearly 30%, and for approximately 20 Chapter 7 Bankruptcy Trustees.

   TransPlatinum offers fuel debit card services to the trucking industry and merchant card processing. The TransPlatinum fuel card allows employers to monitor and limit driver expenses. This card is used by over 1,200 trucking lines and is accepted at approximately 4,000 locations throughout the United States. TransPlatinum currently targets companies with three to 300 trucks, and is expanding its customer base to include larger companies and related industries. TransPlatinum also offers the only PC-based third-party operating system for the trucking industry. TransPlatinum generates fees for providing customer information and processing of fuel card transactions.

   In-store Consulting and Licensing. Our in-store bank consulting affiliate, National Commerce Bank Services, Inc. ("NCBS"), assists retailers and banks in creating in-store banking facilities. Services include consulting, facilities design and construction and training. Fees generally consist of a one-time consulting fee and monthly fees or rent for up to 20 years. Rent is generated from our lease of the in-store space, which we sublease to the residing bank. NCBS operates in all 50 states and in nine foreign countries and has assisted nearly 100 retailers and more than 300 banks in creating over 1,000 in-store banking facilities.

   Capital Markets. NBC Capital Markets Group, Inc., owned 80% by us and 20% by its key employees, provides investment services to individual and institutional investors. NBC Capital Markets is a registered broker-dealer with the SEC and the National Association of Securities Dealers, Inc. NBC Capital Markets recently received approval from the Office of the Comptroller of the Currency to underwrite municipal revenue bonds. At December 31, 1998, NBC Capital Market's capital totaled $12,525,000.

   Trust and Asset Management. Trust and asset management includes our trust division and our wholly owned subsidiary, Commerce Capital Management, Inc. We had approximately $3.8 billion in assets under management at December 31, 1998.

   Treasury. Our largest financial services business is treasury, which includes balance sheet management activities such as oversight of our investment portfolios, non-deposit based funding and interest rate risk management.

Operating Strategy

   Our operating strategy is to:

  -- Expand our distribution network. We will continue de novo expansion of our low-cost distribution network in markets that exhibit attractive growth and demographic characteristics. Our goal is to enter a new market using our core hub and spoke distribution strategy every 18 to 24 months. As part of this strategy, we will pursue strategic acquisitions that provide us an entrance into new markets or enhance our presence in our existing markets. In 1998, we acquired 4 commercial banks totaling approximately $300 million in assets. As of the date of this Prospectus Supplement, we have agreed to acquire of First Financial Corporation, which has total assets of approximately $260 million.

  -- Deliver additional products and services that are valuable to our customers. Our distribution strategy is to increase the products and services we deliver through our multi-channel network with in-market acquisitions or construction of traditional locations. These hubs complement the in-store branches by promoting the development of commercial lending, mortgage banking, real estate lending and private banking. This strategy allows us to deliver full service, high quality financial products, customer service and convenience at a low cost.

  -- Allocate resources efficiently. We seek to achieve our profitability goals by developing economies of scale in new markets and products. In addition, we will exit markets and discontinue products where our presence is too small to achieve the scale and return we desire and where prospects for further growth are limited. Our objective is to focus on markets and businesses where we believe we have the best opportunities for growth or a strong competitive position.

  -- Diversify our non-banking, fee-generating services. We believe we have identified profitable niches in non-banking service areas that complement our traditional bank products and services. We believe that non-banking services offer opportunities to achieve above-average levels of growth and profitability. Our strategy is to expand the non-banking services we now offer and to acquire businesses that will enhance our product and service capabilities.

  -- Align management compensation with shareholders' interests. We believe our managers and employees perform best when their interests are aligned with those of our shareholders. A large portion of their compensation depends on the achievement of individual, group, division and overall corporate performance targets that are designed to enhance shareholder value. We must achieve both a minimum return on equity of 20% and earnings per share growth of 16% over the prior year before our executive officers receive any incentive bonus payment. Our executive officers may receive the maximum amount of the incentive bonus for which they are eligible only if we achieve a 20% return on equity and 20% growth in earnings per share over the prior year. In addition, we establish individual performance targets for some of our executive officers. These standards include targeted increases in the net income of some of our subsidiaries. At February 1, 1999, our officers, directors and directors emeritus, as a group, held approximately 29% of all outstanding shares of our common stock, which we believe is among the highest percentage holdings for such a group in our industry. Pro forma for this offering, our officers, directors and directors emeritus will own approximately 27% of all outstanding shares of our common stock.

   We measure the success of our operating strategy by focusing primarily on the following four measures of performance:

  -- Revenue growth;

  -- Efficiency ratio;

  -- Net interest margin; and

  -- Credit quality.

   From 1994 to 1998, our revenue (net interest income (taxable equivalent) plus non-interest income excluding securities gains) has grown from $166.2 million to $283.5 million, a compound growth rate of 14.3%. We believe that our growth is attributable to our de novo expansion and acquisitions in our retail segment, loan growth in our existing retail and commercial markets and expansion of our financial services business. Revenue growth for the quarter ended March 31, 1999 versus the quarter ended March 31, 1998 was 14.8%.

   Since 1994, our efficiency ratio has improved from 52.7% in 1994 to 44.6% for the quarter ended March 31, 1999, making us one of the most efficient banks in the country. We believe we have achieved this efficiency through our low-cost in-store branch network, centralization of our back office functions and the cost-conscious culture of our organization.

   Despite a volatile interest rate environment from 1994 to 1998, our net interest margin has remained relatively stable (declining 16 basis points from 4.33% to 4.17%). We believe the decline in net interest margin would have been greater without our close management of interest rates.

   Our non-performing assets to total loans, a measure of credit quality, was 0.03% at December 31, 1998 and 0.04% for the quarter ended March 31, 1999. We did not have any non-performing assets in 1997 and 1996. We believe we were able to achieve this high level of credit quality through our centralized loan underwriting, high credit standards and the shift in our total loan portfolio from commercial to retail.

   Our focus on these four measures has resulted in a return on average equity of 20.92% in 1997, 22.15% in 1998 and 23.00% for the quarter ended March 31, 1999. Our earnings per share grew at 21.1% in 1997, 20.3% in 1998 and 21.1% for the quarter ended March 31, 1999.

                              SELLING SHAREHOLDERS

   The following table sets forth certain information with respect to beneficial ownership of our common stock as of February 1, 1999 by all selling shareholders, as adjusted to give effect to the offering by each selling shareholder:

                          Beneficial Ownership Prior        Shares to Beneficial Ownership After
                                 To Offering                 be Sold         Offering (1)
                          ---------------------------------    in     ------------------------------
Name Of Beneficial Owner      Shares            Percent     Offering      Shares         Percent
------------------------  ----------------    ------------- --------- ---------------- -------------
Selling Shareholders:
 John D. Canale, III....         6,043,320(2)         5.8%    900,000        5,143,320         4.8%
 Thomas M. Garrott......         4,080,263(3)         3.9      68,504        4,011,759         3.7
 Harry J. Phillips,
  Sr....................         1,746,452(4)         1.7     261,967        1,484,485         1.4
 Mackie H. Gober........           603,140(5)         0.6      90,000          513,140         0.5
 Bruce E. Campbell......           578,690(6)         0.6      75,000          503,690         0.5
 Gus B. Denton..........           758,322(7)         0.7      40,000          718,322         0.7
                          ----------------     ----------   --------- ----------------  ----------
Selling Shareholders as
 a group:...............        13,810,187           13.2   1,435,471       12,374,716        11.4
                          ================     ==========   ========= ================  ==========

--------

(1) Assumes no exercise of the underwriters' over-allotment option.
(2) Does not include shares owned by Peggy W. Canale or Christopher W. Canale, either individually or as trustee, who are the mother and brother, respectively, of John D. Canale, III. Also includes 644,980 shares owned by the estate of his father, John D. Canale. As an executor of the estate, Mr. Canale shares investment and voting power. Also includes 5,241,832 shares held by D. Canale & Co. as to which Mr. Canale has a 50% voting interest. Also includes 200 shares held by Mr. Canale as custodian for his nephew as to which he disclaims any beneficial interest.
(3) Includes 168,000 shares that Mr. Garrott has the right to purchase upon the exercise of stock options, 85,868 shares attributable to Mr. Garrott pursuant to the National Commerce Bancorporation's ESOP/401K as to which Mr. Garrott has the power to direct voting. Also includes 302,880 shares held in trust for the benefit of his children, 95,248 shares held by Mr. Garrott's wife, and 420,000 shares held by MBA Corp., all of which shares of MBA Corp. are owned by his children, and as to which Mr. Garrott disclaims any beneficial interest.
(4) Includes 240,332 shares owned by Mr. Phillip's wife, as to which Mr. Phillips disclaims any beneficial interest.
(5) Includes 60,972 shares attributable to Mr. Gober pursuant to National Commerce Bancorporation's ESOP/401K and 124,000 shares that he has the right to purchase upon the exercise of stock options.
(6) Includes 71,708 shares held by his wife, sons, and daughter-in-law as to which he disclaims any beneficial interest, and 251,904 shares held jointly by Mr. Campbell and his wife.
(7) Includes 92,850 shares attributable to Mr. Denton pursuant to National Commerce Bancorporation's ESOP/401K and 11,200 shares that he has the right to purchase upon the exercise of stock options. Also includes 37,732 shares held in trust as to which Mr. Denton shares voting power.

                                  UNDERWRITING

   Subject to the terms and conditions stated in the underwriting agreement dated May 24, 1999, each underwriter named below has severally agreed to purchase, and National Commerce Bancorporation and the selling shareholders have agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.

                                                                        Number
   Name                                                                of Shares
   ----                                                                ---------
   Salomon Smith Barney Inc. ......................................... 1,645,000
   Lehman Brothers Inc. .............................................. 1,235,000
   Morgan Stanley & Co. Incorporated.................................. 1,235,000
   Merrill Lynch, Pierce, Fenner & Smith Incorporated.................   165,000
   Fox-Pitt, Kelton Inc. .............................................    90,000
   Keefe, Bruyette & Woods, Inc. .....................................    90,000
   Legg Mason Wood Walker, Incorporated...............................    90,000
   McDonald Investments Inc., a KeyCorp Company.......................    90,000
   Morgan Keegan & Company, Inc. .....................................    90,000
   Raymond James & Associates, Inc. ..................................    90,000
   The Robinson-Humphrey Company, LLC.................................    90,000
   Stifel, Nicolaus & Company, Incorporated...........................    90,000
                                                                       ---------
       Total.......................................................... 5,000,000
                                                                       =========

   The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

   The underwriters, for whom Salomon Smith Barney Inc., Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $0.42 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share on sales to certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

   National Commerce Bancorporation has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 500,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

   National Commerce Bancorporation, its executive officers and directors and the selling shareholders have agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of common stock of National Commerce Bancorporation or any securities convertible into or exchangeable for common stock; provided, however, that this prohibition does not apply, with respect to executive officers and directors other than selling shareholders, to the disposal of shares of common stock pursuant to Rule 144 of the Securities Act of 1933 and, with respect to National Commerce Bancorporation, to the issuance of shares by National Commerce Bancorporation in connection with conversion rights in effect as of the date of the underwriting agreement, its employee benefit or shareholder plans existing on the date of the underwriting agreement or acquisitions by National Commerce Bancorporation. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

   Our common stock is quoted on the Nasdaq National Market under the symbol "NCBC."

   In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

   The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

   Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the counter market, or otherwise and, if commenced, may be discontinued at any time.

   In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

   The following table shows the underwriting discounts and commissions to be paid to the underwriters by National Commerce Bancorporation and the selling shareholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                              Paid by NCBC        Paid by Selling Shareholders
                        ------------------------- -----------------------------
                        No Exercise Full Exercise  No Exercise   Full Exercise
                        ----------- ------------- -----------------------------
   Per share........... $  0.70125   $  0.70125   $      0.70125 $      0.70125
   Total............... $2,499,626   $2,850,251   $    1,006,624 $    1,006,624


   National Commerce Bancorporation will pay all other expenses of this offering, including expenses of the selling shareholders. These expenses are estimated to be $350,000.

   The representatives have performed certain investment banking services for National Commerce Bancorporation from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for National Commerce Bancorporation in the ordinary course of their business.

   National Commerce Bancorporation and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                          VALIDITY OF THE COMMON STOCK

   The validity of the shares of common stock offered hereby will be passed upon for us by King & Spalding, 191 Peachtree Street, Atlanta, Georgia 30303, and for the Underwriters by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019. King & Spalding will rely on the opinion of Burch, Porter & Johnson with respect to issues of Tennessee law. Attorneys at King & Spalding working on this matter owned approximately 13,000 shares of common stock as of the date of this Prospectus Supplement.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this Prospectus Supplement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                INCORPORATION OF DOCUMENTS WE FILE WITH THE SEC

   The SEC allows us to "incorporate by reference" the information we file with them, which means:

  -- incorporated documents are considered part of this prospectus;

  -- we can disclose important information to you by referring you to those documents; and

  -- information that we file with the SEC will automatically update and supersede this incorporated information.

   We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"):

  (1) Our Annual Report on Form 10-K for the year ended on December 31, 1998, filed on March 26, 1999;

  (2) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, filed on May 7, 1999; and

  (3) The description of our Common Stock contained in the Registration Statement on Form S-8 (File No. 33-38552), filed on January 11, 1991.

   We also incorporate by reference each of the following documents that we will file with the SEC after the date of the initial filing of this prospectus and prior to the time we sell all of the Common Stock offered by this prospectus:

  -- Reports filed under Section 13(a) and (c) of the Exchange Act;

  -- Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent shareholders meeting; and

  -- Any reports filed under Section 15(d) of the Exchange Act.

   You can obtain any of the filings incorporated by reference in this document through us, or from the SEC through the SEC's web site or at the addresses listed above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

                        National Commerce Bancorporation
                              One Commerce Square
                            Memphis, Tennessee 38150
                 Attention: Kathy Shelton, Assistant Treasurer
                           Telephone: (901) 523-3434

   If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

PROSPECTUS

                                   $300,000,000

                         NATIONAL COMMERCE BANCORPORATION

   From time to time, we may sell any of the following securities:

   -- DEBT SECURITIES
   -- PREFERRED STOCK
   -- COMMON STOCK

   We will provide the specific terms of these securities in one or more supplements to this Prospectus. You should read this Prospectus and any Prospectus Supplement carefully before you invest.

   Our common stock is traded over-the-counter on The Nasdaq Stock Market's National Market under the trading symbol "NCBC." The applicable Prospectus Supplement will contain information, where applicable, as to any other listing (if any) on The Nasdaq Stock Market's National Market or any securities exchange of the securities covered by the Prospectus Supplement.

   In addition, up to 6,000,000 shares of common stock being registered may be offered by certain selling shareholders. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution."

   The securities may be sold directly by us or, in case of the common stock, may be sold by selling shareholders, to investors, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any underwriters are involved in the sale of any securities in respect of which this Prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a Prospectus Supplement. The net proceeds we expect to receive from such sale also will be set forth in a Prospectus Supplement. We would not receive any of the proceeds from the sale of common stock by selling shareholders.

   This Prospectus may not be used to offer or sell any securities unless accompanied by a Prospectus Supplement.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this Prospectus or determined if this Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. These securities are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of National Commerce Bancorporation, and they are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.


                    The date of this Prospectus is May 6, 1999.

                             ABOUT THIS PROSPECTUS

   This Prospectus is part of a Registration Statement (the "Registration Statement") that we filed with the Securities and Exchange Commission (the "SEC"), which registers the distribution of the securities offered under this Prospectus. The Registration Statement, including the attached exhibits and schedules, contains additional relevant information about our company and the securities. The Registration Statement can be read at the SEC's web site or at the offices mentioned under the heading "Where You Can Find More Information."

   The Registration Statement utilizes a "shelf" registration process. Under the shelf process, we may, from time to time over approximately the next two years, sell debt securities, preferred stock and common stock, either separately or in units, in one or more offerings up to a total dollar amount of $300,000,000 or the equivalent of this amount in foreign currencies or foreign currency units. Under the shelf process, selling shareholders may, from time to time over approximately the next two years, sell up to 6,000,000 shares of common stock in one or more offerings.

   This Prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. You should read both this Prospectus and any Prospectus Supplement, together with additional information described under the heading "Where You Can Find More Information."

   You should rely only on the information provided in this Prospectus and in any Prospectus Supplement, including any information incorporated by reference. We have not authorized anyone to provide you with different information. We may only use this Prospectus to sell securities if it is accompanied by a Prospectus Supplement. We are only offering the securities in states where offers are permitted. You should not assume that the information in this Prospectus or any Prospectus Supplement, is accurate at any date other than the date indicated on the cover page of these documents.

   When we refer to "our company," "we," "our" and "us" in this Prospectus under the headings "Forward-Looking Statements," "The Company," "Use of Proceeds" and "Ratios of Earnings to Fixed Charges," we mean National Commerce Bancorporation and its subsidiaries. When such terms are used elsewhere in this Prospectus, we refer only to National Commerce Bancorporation unless the context indicates otherwise.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's following public reference facilities:

 Public Reference Room   New York Regional Office   Chicago Regional Office
 450 Fifth Street, N.W.    7 World Trade Center         Citicorp Center
       Room 1024                Suite 1300          500 West Madison Street
 Washington, D.C. 20549  New York, New York 10048          Suite 1400
                                                  Chicago, Illinois 60661-2511

   You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

   The SEC allows us to "incorporate by reference" the information we file with them, which means:

  -- incorporated documents are considered part of this Prospectus;

  -- we can disclose important information to you by referring you to those documents; and

  -- information that we file with the SEC will automatically update and supersede this incorporated information.

   We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"):

  (1) Our Annual Report on Form 10-K for the year ended on December 31, 1998, filed on March 26, 1999; and

  (2) The description of our Common Stock contained in the Registration Statement on Form S-8 (File No. 33-38552), filed on January 11, 1991.

   We also incorporate by reference each of the following documents that we will file with the SEC after the date of the initial filing of the Registration Statement and prior to the time we sell all of the Securities offered by this
Prospectus:

  -- Reports filed under Section 13(a) and (c) of the Exchange Act;

  -- Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent shareholders meeting; and

  -- Any reports filed under Section 15(d) of the Exchange Act.

   You can obtain any of the filings incorporated by reference in this document through us, or from the SEC through the SEC's web site or at the addresses listed above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this Prospectus. You can obtain documents incorporated by reference in this Prospectus by requesting them in writing or by telephone from us at the following address:

                         National Commerce Bancorporation
                                One Commerce Square
                             Memphis, Tennessee 38150
                   Attention: Kathy Shelton, Assistant Treasurer
                             Telephone: (901) 523-3434

   If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

                           FORWARD-LOOKING STATEMENTS

   The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements made by or on our behalf. All statements in this Prospectus that are not historical facts or that express expectations and projections with respect to future matters are "forward-looking statements" for the purpose of the safe harbor provided by the Act. We caution readers that such "forward-looking statements," including, without limitation, those relating to future business initiatives and prospects, revenues, working capital, liquidity, capital needs, interest costs and income, and "Year 2000" remediation efforts, wherever they occur in this document or in other statements attributable to us, are necessarily estimates reflecting the best judgment of our senior management. Such statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the "forward-looking statements." "Forward-looking statements" should, therefore, be considered in light of various important factors, including those set forth in this document. Important factors currently known to management that could cause actual results to differ materially from those in "forward-looking statements" include significant fluctuations in interest rates, inflation, economic recession, significant changes in the federal and state legal and regulatory environment, significant under-performance in our portfolio of outstanding loans, and competition in the our company's markets. Other factors set forth from time to time in our filings with the SEC should also be considered. We undertake no obligation to update or revise "forward-looking statements" to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

                                  THE COMPANY

   We are a registered bank holding company incorporated under the laws of the State of Tennessee. We operate several major lines of business in three major industry segments:

  -- commercial banking, which includes lending and related financial services to large- and medium-sized corporations;

  -- retail banking, which includes sale and distribution of financial products and services to individuals; and

  -- financial services, which include various national and regional businesses to include transaction processing, consulting, capital markets, treasury, trust and asset management.

   We conduct our business through our wholly owned subsidiaries to which we provide advice and counsel relating to financial and employee benefit matters, perform certain record keeping functions relating to compliance with accounting and regulatory requirements and provide assistance in obtaining additional financing:

  -- National Bank of Commerce, Memphis, Tennessee, which provides a full range of banking and trust services;

  -- NBC Bank, FSB, Knoxville, Tennessee, which, among other things, operates full service banking facilities in Tennessee, North Carolina and Georgia and has two equipment leasing subsidiaries;

  -- NBC Bank, FSB, Roanoake, Virginia, which operates full service banking facilities in Roanoke, Virginia;

  -- Commerce Capital Management, Inc., Memphis, Tennessee, which is a registered investment advisor with the SEC;

  -- TransPlatinum Service Corp., Nashville, Tennessee, which offers financial services to the trucking and petroleum industries and bankcard services to merchants; and

  -- U.S.I. Alliance Corp., Memphis Tennessee, which primarily leases personal lockboxes in long-term care facilities.

   In addition, through our subsidiary, National Bank of Commerce, we own five active, non-banking subsidiaries:

  -- Commerce General Corporation, which provides a variety of data processing services to our banking subsidiaries and other commercial enterprises;

  -- Commerce Finance Company, which emphasizes second- and third-mortgage loans primarily for resale;

  -- NBC Insurance Services, Inc., which provides life, property and casualty insurance and annuities through NBC's in-store retail banking system;

  -- National Commerce Bank Services, Inc., which provides in-store bank consulting services to retailers and other financial institutions; and

  -- NBC Capital Markets Group, Inc., which serves the needs of institutional and individual investors as a broker-dealer of investment products, including stocks, bonds, municipal obligations, mutual funds and unit investment trusts.

   Our common stock, which has a par value per share of $2.00 (the "Common Stock"), is traded on The Nasdaq Stock Market's National Market under the symbol "NCBC." Our principal executive offices are located at One Commerce Square, Memphis, Tennessee 38150, and our telephone number is (901) 523-3434.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The ratios of earnings to fixed charges for our company are set forth below for the periods indicated, excluding or including interest on deposits as indicated.

                                                        Year Ended December 31,
                                                        ------------------------
                                                        1998 1997 1996 1995 1994
                                                        ---- ---- ---- ---- ----
Ratio of Earnings to Fixed Charges:
  Excluding interest expense on deposits............... 5.18 4.73 5.32 6.37 6.44
  Including interest expense on deposits............... 1.65 1.58 1.57 1.56 1.75

For purposes of calculating the ratios, fixed charges consist of:

  -- interest on debt;

  -- amortization of discount on debt; and

  -- the interest portion of rental expense on operating leases.

The ratio of earnings to fixed charges is calculated as follows:

     (Income before extraordinary charges and income taxes) + (fixed charges)-
                             (capitalized interest)
    --------------------------------------------------------------------
                                  (fixed charges)

                                USE OF PROCEEDS

   Unless the applicable Prospectus Supplement states otherwise, the net proceeds from the sale of the offered securities will be added to our general funds and may be used to:

  -- finance acquisitions of assets and companies;

  -- meet our working capital requirements;

  -- reduce our short-term indebtedness;

  -- invest at the bank or bank holding company levels; and

  -- invest in or extend credit to our affiliates and other banks and companies engaged in other financial service activities.

Until the net proceeds have been used, they may be invested in short-term marketable securities.

   We will not receive any of the proceeds from the sale of common stock that may be offered by selling shareholders.

                               REGULATORY MATTERS

   The following discussion sets forth certain of the elements of the regulatory framework applicable to bank holding companies and their subsidiaries and provides certain specific information relevant to us and our subsidiaries. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of securityholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to those provisions. A change in the statutes, regulations or regulatory policies applicable to us or our subsidiaries may have a material adverse effect on our business.

   General. As a bank holding company, we are subject to regulation under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and to inspection, examination and supervision by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Under the BHCA, bank holding companies generally may not acquire the ownership or control of more than 5% of the voting shares or substantially all the assets of any company, including a bank, without the Federal Reserve's prior approval. In addition, bank holding companies generally may engage, directly or indirectly, only in banking and such other activities as are determined by the Federal Reserve to be closely related to banking.

   Various governmental requirements, including Sections 23A and 23B of the Federal Reserve Act, as amended, limit borrowings by us and our nonbank subsidiaries from our affiliate banks. These requirements also limit various other transactions between us and our nonbank subsidiaries, on the one hand, and our affiliate banks, on the other. For example, Section 23A limits to no more than 10% of its total capital the aggregate outstanding amount of any bank's loans and other "covered transactions" with any particular nonbank affiliate, and limits to no more than 20% of its total capital the aggregate outstanding amount of any bank's covered transactions with all of its nonbank affiliates. Section 23A also generally requires that a bank's loans to its nonbank affiliates be secured, and Section 23B generally requires that a bank's transactions with its nonbank affiliates be on arms' length terms.

   NBC Bank, FSB, Knoxville, Tennessee ("Knoxville"), and NBC Bank, FSB, Roanoke, Virginia ("Roanoke"), are federally chartered savings banks that are primarily regulated by the Office of Thrift Supervision (the "OTS") and secondarily regulated by the Federal Deposit Insurance Corporation ("FDIC") and the Federal Reserve. The federal savings banks are subject to examination and comprehensive regulation by the OTS. National Bank of Commerce, Memphis, Tennessee ("NBC" and, together with Knoxville and Roanoke, the "Banks") is a national banking association and, as such, is subject to regulation primarily by the Office of the Comptroller of the Currency ("OCC") and, secondarily, by the FDIC and the Federal Reserve. Our company and its subsidiaries also are affected by the fiscal and monetary policies of the federal government and the Federal Reserve, and by various other governmental requirements and regulations.

   Liability for Bank Subsidiaries. Under the Federal Reserve policy, we, as a bank holding company, are expected to act as a source of financial and managerial strength to each of our subsidiary banks and to maintain resources adequate to support each such subsidiary bank. This support may be required at times when we may not have the resources to provide it. In addition, Section 55 of the National Bank Act, as amended, permits the OCC to order the pro rata assessment of shareholders of a national bank whose capital has become impaired. If a shareholder fails within three months to pay such an assessment, the OCC can order the sale of the shareholder's stock to cover the deficiency. We, as the sole shareholder of our subsidiary banks, are subject to such provisions. In the event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and entitled to priority of payment.

   Any depository institution insured by the FDIC can be held liable for any loss incurred, or reasonably expected to be incurred, by the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance. All of the Banks are FDIC-insured institutions. Also, in the event that such a default occurred with respect to a Bank, any capital loans from us to such Bank would be subordinate in right of payment to payment of the bank's depositors and certain of the Bank's other obligations.

   Capital Requirements. We are subject to risk-based capital requirements and guidelines imposed by the Federal Reserve. Our bank subsidiaries are subject to similar capital requirements and guidelines imposed by the Federal Reserve, the OTS, the OCC and the FDIC, as applicable. For this purpose, a depository institution's or holding company's assets and certain specified off-balance sheet commitments are assigned to four risk categories, each weighted differently based on the level of credit risk that is ascribed to such assets or commitments. In addition, risk weighted assets are adjusted for low-level recourse and market risk equivalent assets. A depository institution's or holding company's capital, in turn, is divided into three tiers:

  -- core ("Tier 1") capital, which includes common equity, non-cumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock and related surplus (excluding auction rate issues), and minority interests in equity accounts of consolidated subsidiaries, less goodwill, certain identifiable intangible assets and certain other assets;

  -- supplementary ("Tier 2") capital, which includes, among other items, perpetual preferred stock not meeting the Tier 1 definition, mandatory convertible securities, subordinated debt and allowances for loan and lease losses, subject to certain limitations, less certain required deductions; and

  -- market risk ("Tier 3") capital, which includes qualifying unsecured subordinated debt.

   We, like other bank holding companies, currently are required to maintain Tier 1 and total capital (the sum of Tier 1, Tier 2 and Tier 3 capital) equal to at least 4% and 8% of our total risk-weighted assets, respectively. At December 31, 1998, we met both requirements, with Tier 1 and total capital equal to 11.79% and 13.04% of our total risk-weighted assets, respectively.

   The Federal Reserve, the FDIC, the OTS and the OCC have adopted rules to incorporate market and interest rate risk components into their risk-based capital standards. Amendments to the risk-based capital requirements, incorporating market risk, became effective January 1, 1998. Under the new market risk requirements, capital will be allocated to support the amount of market risk related to a financial institution's ongoing trading activities.

   The Federal Reserve also requires bank holding companies to maintain a minimum "leverage ratio" (Tier 1 capital to adjusted total assets) of 3%, if the holding company has the highest regulatory rating or has implemented the risk-based capital measures for market risk, or 4% if the holding company does not meet these requirements. At December 31, 1998, our leverage ratio was 8.03%. The Federal Reserve may set capital requirements higher than the minimums noted above for holding companies if circumstances warrant it. For example, holding companies experiencing or anticipating significant growth may be expected to maintain capital ratios including tangible capital positions well above the minimum levels. The Federal Reserve has not, however, imposed any such special capital requirement on us.

   Each of the Banks is subject to similar risk-based and leverage capital requirements adopted by its applicable federal banking agency. Failure to meet capital requirements could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to certain restrictions on its business, which are described below. Each of the Banks was in compliance with the applicable minimum capital requirements as of December 31, 1998.

   FDICIA. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, identifies five capital categories for insured depository institutions (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective federal regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements within such categories. The Banks are subject to such regulation.

   The FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a depository institution to capital raising requirements. In the event a depository institution's capital deteriorates to the "undercapitalized" category or below, the FDICIA and OTS regulations prescribe an increasing amount of regulatory intervention, including the adoption by the institution of a capital restoration plan and a guarantee of the plan by its parent holding company and the placement of a hold on increases in assets, number of branches and lines of business. Our liability as the parent holding company under any such guarantee is limited to the lesser of 5% of the depository institution's assets at the time it became "undercapitalized" or the amount needed to comply with the plan. Furthermore, in the event of our bankruptcy, such guarantee would take priority over our general unsecured creditors. In addition, FDICIA requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation and permits regulatory action against a financial institution that does not meet such standards.

   As of December 31, 1998, each Bank was "well capitalized," based on the "prompt corrective action" ratios and guidelines described above. We note that a bank's capital category is determined solely for the purpose of applying the OTS's or the OCC's (or the FDIC's) "prompt corrective action" regulations and that the capital category may not constitute an accurate representation of the Banks' overall financial condition or prospects.

   Dividend Restrictions. Various federal and state statutory provisions limit the amount of dividends our affiliate banks can pay to us without regulatory approval. Dividend payments by national banks are limited to the lesser of (i) the level of undivided profits and (ii) absent regulatory approval, an amount not in excess of net income for the current year combined with retained net income for the preceding two years. The OTS rule generally provides for three tiers of savings associations:

  -- Tier 1 associations, associations that have capital ("total capital" as calculated under the OTS capital regulations) equal to or greater than their capital requirements prior to, and on a pro forma basis after giving effect to, a proposed dividend payment;

  -- Tier 2 associations, associations that have capital equal to or greater than their minimum capital requirements, but less than their Tier 1 capital requirements prior to, and on a pro forma basis after giving effect to, a proposed dividend payment; and

  -- Tier 3 associations, associations that do not meet their minimum capital requirements, either before or after giving effect to a proposed dividend payment.

Under the OTS rule, a Tier 1 association may declare dividends without OTS approval of up to the greater of 100% of its net income during a calendar year plus the amount that would reduce by one-half its surplus capital ratio (the percentage by which the association's capital-to-assets ratio exceeds the ratio of its Tier 1 capital requirements to its assets) at the beginning of the calendar year, or 75% of its net income over the most recent four-quarter period. A Tier 2 association is authorized without OTS approval to declare dividends of up to 75% of net income over the most recent four-quarter period if it satisfies its fully phased-in risk-based capital requirement, or up to 50% of such net income if it satisfies its interim (90% of fully phased-in amount) risk-based capital requirement. Tier 3 associations are not authorized to declare dividends without prior written OTS approval unless, in the case of an association operating in compliance with an approved capital plan, the dividend payments are consistent with the association's capital plan. The OTS has supervisory authority to prohibit the payment of dividends for Tier 1 and Tier 2 associations.

   At December 31, 1998, $24.3 million of the total shareholders' equity of the Banks was available for payment of dividends to us without approval by the applicable regulatory authority.

   In addition, federal bank regulatory authorities have authority to prohibit the Banks from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending upon the financial condition of the bank in question, could be deemed to constitute such an unsafe or unsound practice. The ability of the Banks to pay dividends in the future is currently, and could be further, influenced by bank regulatory policies and capital guidelines. For example, under the FDICIA, each of the Banks may not make capital distributions, including the payment of dividends, or pay any management fees to us if it is undercapitalized or if such payment would cause it to become undercapitalized. See "--FDICIA."

   Deposit Insurance Assessments. The deposits of each of the Banks are insured up to regulatory limits by the FDIC and are subject to the FDIC's deposit insurance assessments to maintain the Bank Insurance Fund ("BIF") and Savings Association Insurance Fund ("SAIF"). The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Each financial institution is assigned to one of three capital groups -- well capitalized, adequately capitalized or undercapitalized -- and further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution's primary federal and, if applicable, other information relevant to the institution's financial condition and the risk posed to the applicable insurance fund. The assessment rate applicable to the Banks in the future will depend in part upon the risk assessment classification assigned to each Bank by the FDIC and in part on the BIF assessment schedule adopted by the FDIC. Institutions are prohibited from disclosing the risk classification to which they have been assigned.

   The Deposit Insurance Funds Act of 1996 (the "DIFA") provides for assessments to be imposed on insured depository institutions with respect to deposits insured by the BIF and the SAIF. Currently, the annual insurance premiums on bank deposits insured by the BIF and SAIF vary between $0.00 to $0.27 per $100 of deposits. In addition, the DIFA provides for assessment to be imposed on insured depository institutions with respect to deposits insured by the BIF and the SAIF to pay for the cost of Financing Corporation ("FICO") funding. The FDIC's 1998 FICO assessment rates were approximately $0.012 per $100 annually for BIF-assessable deposits and $0.061 per $100 annually for SAIF-assessable deposits depending upon a depository institution's capitalization or supervisory evaluations. The Banks held approximately $193,823,000 of SAIF-assessable deposits as of December 31, 1998. The FICO assessments do not vary depending upon a depository institution's capitalization or supervisory evaluations.

   Federal savings banks, such as Knoxville and Roanoke, are required by OTS regulations to pay assessments to the OTS to fund the operations of the OTS. The general assessment is paid on a quarterly basis and is computed based on total assets of the institution, including subsidiaries.

   Depositor Preference Statute. Federal legislation has been enacted providing that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such institution, including federal funds and letters of credit, in the "liquidation or other resolution" of the institution by any receiver.

   Brokered Deposits. Under FDIC regulations, no FDIC-insured depository institution may accept brokered deposits unless it (i) is well capitalized or
(ii) is adequately capitalized and receives a waiver from the FDIC. In addition, these regulations prohibit any depository institution that is not well capitalized from (y) paying an interest rate on deposits in excess of 75 basis points over certain prevailing market rates or (z) offering "pass through" deposit insurance on certain employee benefit plan accounts unless it provides certain notice to affected depositors.

   Interstate Banking. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-Neal"), subject to certain concentration limits and other requirements:

  -- bank holding companies such as our company are permitted to acquire banks and bank holding companies located in any state;

  -- any bank that is a subsidiary of a bank holding company is permitted to receive deposits, renew time deposits, close loans, service loans and receive loan payments as an agent for any other bank subsidiary of that holding company; and

  -- banks are permitted to acquire branch offices outside their home states by merging with out-of-state banks, purchasing branches in other states, and establishing de novo branch offices in other states.

However, in the case of any such purchase or opening of individual branches, the host state must have adopted legislation "opting in" to those provisions of Riegle-Neal and, in the case of a merger with a bank located in another state, the host state must not have adopted legislation "opting out" of that provision of Riegle-Neal. We may use Riegle-Neal to acquire banks in additional states and to consolidate the Banks under a smaller number of separate charters.

   Our nonbanking subsidiaries are regulated and supervised by applicable bank regulatory agencies, as well as by various other regulatory bodies. For example, Commerce Finance Company is a consumer finance company organized under the laws of the State of Tennessee. It is primarily regulated by the Consumer Finance Division of the Tennessee Department of Financial Institutions. The Federal Trade Commission has primary federal regulatory authority. Commerce Capital Management, Inc. is registered with the SEC and is an investment adviser pursuant to the Investment Advisers Act of 1940, as amended. NBC Capital Markets Group, Inc. is registered as a broker-dealer with the SEC and the National Association of Securities Dealers, Inc. It is also a member of the Security Investor Protection Corporation. All regulatory agencies require periodic audits and regularly scheduled reports of financial information.

                         DESCRIPTION OF DEBT SECURITIES

   We may from time to time offer and sell debt securities, consisting of debentures, notes and/or other unsecured evidences of indebtedness, the "Debt Securities." The Debt Securities will be either our unsecured senior debt securities, the "Senior Debt Securities," or our unsecured subordinated debt securities, the "Subordinated Debt Securities." The Senior Debt Securities will be issued under an Indenture, the "Senior Indenture," between us and The Bank of New York, as trustee (the "Senior Trustee"). The Senior Securities will be our direct, unsecured obligations and will rank equally with all of our outstanding unsecured senior indebtedness. The Subordinated Debt Securities are to be issued under a second Indenture, the "Subordinated Indenture," between us and The Bank of New York, as trustee (the "Subordinated Trustee"). The Subordinated Securities will be our direct, unsecured obligations and, unless otherwise specified in the Prospectus Supplement relating to a particular series of Subordinated Securities offered by such Prospectus Supplement, will be subject to the subordination provisions. The Senior Indenture and the Subordinated Indenture are together called the "Indentures" and the Senior Trustee and the Subordinated Trustee are together called the "Trustee."

   The following summary of certain provisions of the Indentures is not complete. You should refer to the form of each Indenture, copies of which are exhibits to the Registration Statement. For a copy of the Registration Statement, see "Where You Can Find More Information." Section references below are to the section in the applicable Indenture. Capitalized terms have the meanings assigned to them in the applicable Indenture. The referenced sections of the Indentures and the definitions of capitalized terms are incorporated by reference.

   The following section describes certain general terms and provisions of the Debt Securities. The particular terms of the Debt Securities offered by any prospectus supplement will be described in the applicable Prospectus Supplement.

   We are a bank holding company, and our right to participate as a shareholder in any distribution of assets of any subsidiary upon its liquidation or reorganization or winding-up is subject to the prior claims of creditors of any subsidiary. Consequently, the ability of the holders of the Debt Securities to benefit, as our creditors, from any distributions is also subject to these prior claims.

   General. The Indentures do not limit the aggregate principal amount of Debt Securities that we may issue. Each Indenture provides that Debt Securities of any series may be issued under it up to the aggregate principal amount which may be authorized from time to time by us and may be denominated in any currency or currency unit that we designate. Neither the Indentures nor the Debt Securities will limit or otherwise restrict the amount of other indebtedness which we may incur or the other securities that we or any of our subsidiaries may issue. (Section 3.01)

   Debt Securities of a series may be issuable in registered form without coupons ("Registered Securities"), in bearer form with or without coupons attached ("Bearer Securities") or in the form of one or more global securities in registered or bearer form (each a "Global Security"). Bearer Securities, if any, will be offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions.

   The Prospectus Supplement relating to each series of Debt Securities being offered will specify the particular terms of those Debt Securities. The terms may include:

  -- the title and the type of the Debt Securities;

  -- any limit on the aggregate principal amount of the Debt Securities or aggregate initial public offering price;

  -- the priority of payment of the Debt Securities;

  -- the price or prices (which may be expressed as a percentage of the aggregate principal amount thereof) at which the Debt Securities will be issued;

  -- the date or dates on which the principal and premium, if any, of the Debt Securities are payable;

  -- the interest rate or rates (which may be fixed or variable) of the Debt
     Securities, if any;

  -- the interest payment date or dates, if any, or the method or methods by which such rates may be determined, if any, the date or dates on which payment of such interest, if any, will commence, the Interest Payment Dates on which such interest will be payable and the Regular Record Dates for such Interest Payment Dates;

  -- the extent to which any of the Debt Securities will be issuable in temporary or permanent global form, or the manner in which any interest payable on a temporary or permanent Global Debt Security will be paid;

  -- each office or agency where, subject to the terms of the applicable
     Indenture, the Debt Securities may be presented for registration of transfer or exchange;

  -- the place or places where, subject to the terms of the applicable
     Indenture, the principal of (and premium, if any) and interest, if any, on the Debt Securities will be payable;

  -- the date or dates, if any, after which the Debt Securities may be redeemed or purchased in whole or in part, at our option or mandatorily pursuant to any sinking, purchase or analogous fund or may be required to be purchased or redeemed at the option of the holder, and the redemption or repayment price or prices;

  -- the denomination or denominations in which the Debt Securities will be issuable;

  -- the currency, currencies or units based on or related to currencies for which the Debt Securities may be purchased and the currency, currencies or currency units in which the principal of, premium, if any, and any interest on such Debt Securities may be payable;

  -- any index used to determine the amount of payments of principal of, premium, if any, and interest on the Debt Securities;

  -- whether any of the Debt Securities are to be issuable as Bearer
     Securities and/or Registered Securities, and if issuable as Bearer Securities, any limitations on issuance of such Bearer Securities and any provisions regarding the transfer or exchange of such Bearer Securities (including exchange for registered Debt Securities of the same series);

  -- the payment of any additional amounts with respect to the Debt
     Securities;

  -- whether any of the Debt Securities will be issued as Original Issue
     Discount Securities (as defined below);

  -- information with respect to book-entry procedures, if any;

  -- any additional covenants or Events of Default not currently set forth in the applicable Indenture; and

  -- any other terms of the Debt Securities not inconsistent with the provisions of the applicable Indenture.

   If any of the Debt Securities are sold for one or more foreign currencies or foreign currency units or if the principal of, premium, if any, or interest on any series of Debt Securities is payable in one or more foreign currencies or foreign currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of Debt Securities and such currencies or currency units will be set forth in the applicable Prospectus Supplement. (Section 3.01)

   Debt Securities may be issued as original issue discount Debt Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) ("Original Issue Discount Securities"), to be sold at a substantial discount below their stated principal amount. There may not be any periodic payments of interest on Original Issue Discount Securities. In the event of an acceleration of the maturity of any Original Issue Discount Security, the amount payable to the holder of such Original Issue Discount Security upon such acceleration will be determined in accordance with the Prospectus Supplement, the terms of such security and the Indenture, but will be an amount less than the amount payable at the maturity of the principal of such Original Issue Discount Security. (Section 7.02) The federal income tax considerations with respect to Original Issue Discount Securities will be explained in the Prospectus Supplement we prepare for the Original Issue Discount Securities.

   Limitation on Disposition of Stock of the Banks. The Senior Indenture contains a covenant by us that, so long as any of the Senior Securities are outstanding (but subject to our rights in connection with our consolidation or merger with or into another person or a sale of our assets), neither we nor any Intermediate Subsidiary (as defined below) will dispose of any shares of voting stock of the Banks (or any securities convertible into, or options, warrants or rights to purchase shares of voting stock of the Banks), except to us or an Intermediate Subsidiary. In addition, the covenant provides that neither we nor any Intermediate Subsidiary will permit any Bank to issue any shares of its voting stock (or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of its voting stock), nor will we permit any Intermediate Subsidiary to cease to be an Intermediate Subsidiary. These restrictions will not apply if (i) any disposition of voting stock of a Bank (or any securities convertible into, or options, warrants or rights to purchase shares of voting stock of the Bank) is made for fair market value, as determined by our Board of Directors or the Board of Directors of the Intermediate Subsidiary, and (ii) after giving effect to the transaction, we and any one or more of our Intermediate Subsidiaries will collectively own at least 80% of the issued and outstanding voting stock of that Bank (or any successor to the Bank) free and clear of any security interest. The above covenant also does not restrict the Banks from being consolidated with or merged into another domestic banking corporation, if after the merger or consolidation we and any one or more Intermediate Subsidiaries own at least 80% of the voting stock of the resulting bank and no Event of Default (as defined below), (and no event which, after notice or lapse of time or both, would become an Event of Default), occurred and is continuing. An Intermediate Subsidiary is defined in the Senior Indenture as a Subsidiary (i) that is organized under the laws of any domestic jurisdiction and (ii) of which all the shares of capital stock, and all securities convertible into, and options, warrants and rights to purchase shares of such capital stock, are owned directly by us, free and clear of any security interest. The above covenant does not prevent the Banks from engaging in a sale of assets to the extent otherwise permitted by the Senior Indenture. (Section 5.07)

   Consolidation, Merger or Sale of Assets. Each Indenture provides that we may, without the consent of the holders of any of the Debt Securities outstanding under the applicable Indenture, consolidate with, merge into or transfer our assets substantially as an entirety to any person, provided that:

  -- any successor assumes our obligations on the applicable Debt Securities and under the applicable Indenture;

  -- after giving effect to the transaction, there is no Default or Event of Default that is continuing; and

  -- certain other conditions under the applicable Indenture are met.
     (Section 10.01)

Accordingly, any such consolidation, merger or transfer of assets substantially as an entirety, which meets the conditions described above, would not create any Event of Default which would entitle holders of the Debt Securities, or the Trustee on their behalf, to take any of the actions described below under "-- Events of Default, Waivers, Etc."

   Leveraged And Other Transactions. The Indentures and the Debt Securities do not contain, among other things, provisions which would afford holders of the Debt Securities protection in the event of a highly leveraged or other transaction involving our company which could adversely affect the holders of Debt Securities.

   Modification of the Indenture; Waiver of Covenants. Each Indenture provides that, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of each affected series, modifications and alterations of such Indenture may be made which affect the rights of the holders of such Debt Securities. However, no such modification or alteration may be made without the consent of the holder of each Debt Security so affected which would, among other things:

  -- change the maturity of the principal of, or of any installment of interest (or premium, if any) on, any Debt Security issued pursuant to such Indenture;

  -- change the principal amount thereof, premium thereon, if any, or interest thereon;

  -- change the method of calculation of interest or the currency of payment of principal or interest (or premium, if any) thereon;

  -- reduce the minimum rate of interest thereon;

  -- impair the right to bring suit for the enforcement of any such payment on or with respect to any such Debt Security;

  -- reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon an acceleration of the maturity thereof; or

  -- reduce the above-stated percentage in principal amount of outstanding
     Debt Securities required to modify or alter such Indenture; or (Section
     9.02)

  -- change our obligation to maintain an office or agency as required by the applicable Indenture.

   Global Securities. The Debt Securities of a series may be issued in the form of one or more Global Securities that will be deposited with a Depositary or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by the Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for the Global Security to a nominee for the Depositary (Section 3.05) and except in the circumstances described in the applicable Prospectus Supplement.

   The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities and certain limitations and restrictions relating to a series of Bearer Securities in the form of one or more Global Securities will be described in the applicable Prospectus Supplement.

   Events of Default, Waivers, Etc. An Event of Default with respect to the Senior Debt Securities of any series, and a Default with respect to the Subordinated Debt Securities of any series, is defined in the applicable Indentures as:

  (i) default in the payment of principal of or premium, if any, on any Debt Security of that series when due;

  (ii) default in the payment of interest on any Debt Security of that series when due, which continues for 30 days;

  (iii) default in the performance by us of any of our other covenants in the applicable Indenture with respect to the Debt Securities of such series, which continues for 90 days after written notice;

  (iv) certain events of bankruptcy, insolvency or reorganization of our company; and

  (v) any other event that may be specified in a Prospectus Supplement with respect to any series of Debt Securities. (Section 7.01 of the Senior Indenture; Section 7.07 of the Subordinated Indenture)

   If an Event of Default with respect to any series of Senior Debt Securities or a Default specified in clauses (iv) and (v) of this section with respect to the Subordinated Debt Securities occurs and is continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series outstanding may declare the principal amount (or if such Debt Securities are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series to be immediately due and payable. The holders of a majority in aggregate principal amount of the Debt Securities of any series may waive such Event of Default or Default, as applicable, resulting in acceleration of such Debt Securities, but only if all Events of Default or Default, as applicable, with respect to the Debt Securities of such series have been remedied and all payments due (other than those due as a result of acceleration) have been made. (Sections 7.02 and 7.13)

   If an Event of Default with respect to the Senior Debt Securities or a Default with respect to the Subordinated Debt Securities occurs and is continuing, the Trustee may, in its discretion, and at the written request of holders of not less than a majority in aggregate principal amount of the Debt Securities of any series, and upon reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request and subject to certain other conditions set forth in the applicable Indenture will, proceed to protect the rights of the holders of all the Debt Securities of such series. (Sections 7.03 and 7.07) Prior to acceleration of maturity of the Debt Securities of any series outstanding under the applicable Indenture, the holders of a majority in aggregate principal amount of such Debt Securities may waive any past default under the applicable Indenture except a default in the payment of principal of, premium, if any, or interest on the Debt Securities of such series. (Section 7.02)

   The Indentures provide that upon the occurrence of an Event of Default with respect to the Senior Debt Securities specified in clauses (i) or (ii) of this section or a Default with respect to the Subordinated Debt Securities specified in clauses (i) or (ii) of this section, we will, upon demand of the Trustee, pay to it, for the benefit of the holder of any such Debt Security, the whole amount then due and payable on such Debt Securities for principal, premium, if any, and interest. The Indentures further provide that if we fail to pay such amount upon such demand, the Trustee may, among other things, institute a judicial proceeding for the collection of the amount due. (Section 7.03)

   The Indentures also provide that notwithstanding any other provision of the applicable Indenture, the holder of any Debt Security of any series will have the right to institute suit for the enforcement of any payment of principal of, premium, if any, and interest on such Debt Securities when due and that such right will not be impaired without the consent of such holder. (Section 7.08)

   We are required to file annually with the applicable Trustee a written statement as to the existence or non-existence of defaults under the Indentures or the Debt Securities. (Section 5.05)

   Subordination of the Subordinated Debt Securities. The Subordinated Debt Securities will be our direct, unsecured obligations and, unless otherwise specified in the Prospectus Supplement relating to a particular series of Subordinated Debt Securities offered by such Prospectus Supplement, will be subject to the subordination provisions described in this section. Upon any distribution of our assets due to any dissolution, winding up, liquidation or reorganization, the payment of the principal of, premium, if any, and interest on the Subordinated Debt Securities is to be subordinated in right of payment to all Senior Indebtedness (as defined below), to the extent provided in the Subordinated Indenture. In certain events of bankruptcy or insolvency, the payment of the principal of and interest on the Subordinated Debt Securities will, to the extent provided in the Subordinated Indenture, also be effectively subordinated in right of payment to all General Obligations (as defined below).

   Upon any distribution of our assets due to any dissolution, winding up, liquidation or reorganization, the holders of Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due before the holders of the Subordinated Debt Securities will be entitled to receive any payment in respect of the Subordinated Debt Securities. If upon any such payment or distribution of assets, after giving effect to such subordination provisions in favor of the holders of Senior Indebtedness, (i) there remain any amounts of cash, property or securities available for payment or distribution in respect of the Subordinated Debt Securities ("Excess Proceeds") and (ii) if, at such time, any creditors in respect of General Obligations have not received payment in full of all amounts due or to become due on or in respect of such General Obligations, then such Excess Proceeds will first be applied to pay or provide for the payment in full of such General Obligations before any payment or distribution may be made in respect of the Subordinated Debt Securities. (Section 14.02)

   In addition, no payment may be made on the Subordinated Debt Securities, or in respect of any redemption, retirement, purchase or other acquisition of any of the Subordinated Debt Securities, at any time in the event:

  -- there is a default in the payment of the principal of, premium, if any, interest on or otherwise in respect of any Senior Indebtedness; or

  -- any event of default with respect to any Senior Indebtedness has occurred and is continuing or would occur as a result of such payment on the Subordinated Debt Securities or any redemption, retirement, purchase or other acquisition of any of the Subordinated Debt Securities, permitting the holders of such Senior Indebtedness to accelerate the maturity thereof. (Section 14.03)

Except as described above, our obligation to make payments of the principal of, premium, if any, or interest on the Subordinated Debt Securities will not be affected. (Section 14.04)

   By reason of the subordination in favor of the holders of Senior Indebtedness, in the event of a distribution of assets upon any dissolution, winding up, liquidation or reorganization, our creditors who are not holders of Senior Indebtedness or the Subordinated Debt Securities may recover less, proportionately, than holders of Senior Indebtedness and may recover more, proportionately, than holders of the Subordinated Debt Securities.

   Subject to payment in full of all Senior Indebtedness, the holders of Subordinated Debt Securities will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of cash, property or securities of our company applicable to Senior Indebtedness. Subject to payment in full of all General Obligations, the holders of the Subordinated Debt Securities will be subrogated to the rights of the creditors in respect of General Obligations to receive payments or distributions of cash, property or securities of our company applicable to such creditors in respect of General Obligations. (Section 14.02)

   "Senior Indebtedness" for purposes of the Subordinated Indenture is the principal of, premium, if any, and interest on:

  -- all of our indebtedness for money borrowed (other than (i) the Subordinated Debt Securities and (ii) the Junior Subordinated Indebtedness (as defined below)) whether outstanding on the date of execution of the Subordinated Indenture or created, assumed or incurred after that date, except such indebtedness as is by its terms expressly stated to be not superior in right of payment to the Subordinated Debt Securities or to rank equally with the Subordinated Debt Securities; and

  -- any deferrals, renewals or extensions of any such Senior Indebtedness.

The term "indebtedness for money borrowed" as used in this paragraph includes, without limitation, any obligation of, or any obligation guaranteed by us for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligation for the payment of the purchase price of property or assets. The Subordinated Indenture does not limit our issuance of additional Senior Indebtedness.

   The Subordinated Debt Securities will rank senior in right of payment to our Junior Subordinated Indebtedness upon any distribution of our assets due to any dissolution, winding up, liquidation or reorganization, to the extent provided in the instruments creating our Junior Subordinated Indebtedness. "Junior Subordinated Indebtedness" is the prinicipal of, premium, if any, and interest on:

  -- the Floating Rate Capital Trust Pass-through Securites due April 1,
     2027, which were issued by National Commerce Capital Trust I, and which we guarantee on a junior subordinated basis;

  -- our Floating Rate Junior Subordinated Debentures due April 1, 2027;

  -- all of our indebtedness for money borrowed whether outstanding on the date of the execution of the Subordinated Indenture or created, assumed or incurred after that date that is by its terms subordinated to the Subordinated Debt Securities; and

  -- any deferrals, renewals or extensions of any of such Junior Subordinated
     Indebtedness.

The term "indebtedness for money borrowed" as used in this paragraph includes, without limitation, any obligation of, or any obligation guaranteed by us for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments and any deferred obligation for the payment of the purchase price of property or assets.

   Unless otherwise specified in the Prospectus Supplement relating to a particular series of Subordinated Debt Securities offered thereby, the term "General Obligations" means all obligations to make payment on account of claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements, other than:

  (i)   obligations on account of Senior Indebtedness;

  (ii) obligations on account of indebtedness for money borrowed ranking equal with or subordinate to the Subordinated Debt Securities; and

  (iii) obligations which by their terms are expressly stated not to be senior in right of payment to the Subordinated Debt Securities or to rank equally with the Subordinated Debt Securities.

However, in the event that any rule, guideline or interpretation promulgated or issued by the Federal Reserve (or other competent regulatory agency or authority), as from time to time in effect, establishes or specifies criteria for the inclusion in regulatory capital of subordinated debt of a bank holding company requiring that such subordinated debt be subordinated to obligations to creditors in addition to those set forth above, then the term "General Obligations" will also include such additional obligations to creditors, as from time to time in effect pursuant to such rules, guidelines or interpretations. For purposes of this definition, "claim" will have the meaning assigned thereto in Section 101(4) of the Bankruptcy Code of 1978, as amended to the date of the Subordinated Indenture.

   As of December 31, 1998, the aggregate amount of Senior Indebtedness and General Obligations of the Company was approximately $738 million.

   Unless otherwise specified in the Prospectus Supplement relating to any series of Subordinated Debt Securities, payment of principal of the Subordinated Debt Securities may be accelerated only in case of the bankruptcy, insolvency or reorganization our company.

   Concerning the Trustee. Our company and certain of our affiliates maintain a banking relationship with the Trustee and its affiliates. The Trustee also acts as the transfer agent, registrar and dividend disbursing agent for our common stock and as trustee for (i) the Floating Rate Capital Trust Pass-through Securities due April 1, 2027 and (ii) our Floating Rate Junior Subordinated Debentures due April 1, 2027.

                         DESCRIPTION OF PREFERRED STOCK

   The following summary contains a description of the general terms of the preferred stock, without par value, the "Preferred Stock," to which any Prospectus Supplement may relate. Certain terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in such Prospectus Supplement. If so indicated in the Prospectus Supplement, the terms of that series may differ from the terms described below. The provisions of the Preferred Stock described below are not complete. You should refer to our Amended and Restated Charter (our "Charter" or the "Charter") and any certificate of amendment to our Charter which will be filed with the SEC in connection with the offering of Preferred Stock.

   General. Under our Charter our Board of Directors has the authority, without further shareholder action, to issue from time to time Preferred Stock in one or more series and for such consideration as may be fixed from time to time by our Board of Directors. Our Board of Directors also has the authority to fix and determine, in the manner provided by law, the relative rights and preferences of the shares of any series so established, such as dividend and voting rights. Our Charter authorizes 5,000,000 shares of Preferred Stock. Prior to the issuance of each series of Preferred Stock, our Board of Directors will adopt resolutions creating and designating the series as a series of Preferred Stock.

   Under interpretations adopted by the Federal Reserve, if the holders of Preferred Stock of any series become entitled to vote for the election of directors because dividends on such series are in arrears as described under "Voting Rights" below, such series may then be deemed a "class of voting securities" and a holder of 25% or more of such series (or a holder of 5% or more if it otherwise exercises a "controlling influence" over our company) may then be subject to regulation as a bank holding company in accordance with the BHCA. In addition, at such time as such series is deemed a class of voting securities, any other bank holding company may be required to obtain the prior approval of the Federal Reserve to acquire 5% or more of such series, and any person other than a bank holding company may be required to obtain the prior approval of the Federal Reserve to acquire 10% or more of such series.

   The Preferred Stock will have the dividend, liquidation, redemption, voting and conversion rights set forth below unless otherwise specified in the applicable Prospectus Supplement. You should read the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including:

  -- the designation, stated value and liquidation preference of such Preferred Stock and the number of shares offered;

  -- the initial public offering price at which such shares will be issued;

  -- the dividend rate or rates (or method of calculation), the dividend periods, the date on which dividends will be payable and whether such dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will commence to cumulate;

  -- any redemption or sinking fund provisions;

  -- any conversion provisions; and

  -- any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of such Preferred Stock.

   No shares of Preferred Stock are currently outstanding. The Preferred Stock will, when issued, be fully paid and nonassessable and have no preemptive rights. Unless otherwise specified in the applicable Prospectus Supplement, the shares of each series of Preferred Stock will upon issuance rank equally in all respects with each other then outstanding series of Preferred Stock. Unless otherwise specified in the applicable Prospectus Supplement, The Bank of New York, or an affiliate, will be the transfer agent and registrar for the Preferred Stock.

   Because we are a bank holding company, our rights and the rights of holders of our securities, including the holders of the Preferred Stock, to participate in the assets of any of our subsidiaries upon their liquidation or recapitalization will be subject to the prior claims of such subsidiary's creditors and preferred stockholders, except to the extent our company may itself be a creditor with recognized claims against such subsidiary or a holder of preferred shares of such subsidiary.

   Rank. Any series of the Preferred Stock will, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank:

  -- senior to all classes of common stock and to all equity securities issued by us, the terms of which specifically provide that the equity securities will rank junior to the Preferred Stock;

  -- equally with all equity securities issued by us, the terms of which specifically provide that the equity securities will rank equally with the Preferred Stock; and

  -- junior to all equity securities issued by us, the terms of which specifically provide that the equity securities will rank senior to the Preferred Stock.

   Dividends. The holders of the Preferred Stock will be entitled to receive, when, as and if declared by our Board of Directors, dividends at such rates and on such dates as will be specified in the applicable Prospectus Supplement. Such rates may be fixed or variable or both. If variable, the formula used for determining the dividend rate for each dividend period will be specified in the applicable Prospectus Supplement. Dividends will be payable to the holders of record as they appear on our stock books on such record dates as will be fixed by our Board of Directors. Dividends may be paid in the form of cash, the Preferred Stock (of the same or a different series) or common stock, in each case as specified in the applicable Prospectus Supplement.

   Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as specified in the applicable Prospectus Supplement. If the dividends on a series of the Preferred Stock are noncumulative ("Noncumulative Preferred Stock") and our Board of Directors fails to declare a dividend payable on a dividend payment date, then the holders of such Preferred Stock will have no right to receive a dividend in respect of the dividend period relating to such dividend payment date, and we will be obligated to pay the dividend accrued for such period, whether or not dividends on such Preferred Stock are declared or paid on any future dividend payment dates.

   We will not declare or pay or set apart for payment any dividends on any series of the Preferred Stock ranking, as to dividends, on a parity with or junior to the outstanding Preferred Stock of any series unless (i) if such outstanding Preferred Stock has a cumulative dividend ("Cumulative Preferred Stock"), full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on such Preferred Stock for all dividend periods terminating on or prior to the date of payment of any such dividends on such other series of the Preferred Stock, or (ii) if such outstanding Preferred Stock is Noncumulative Preferred Stock, full dividends for the then-current dividend period on such Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment.

   Until full dividends are paid (or declared and payment is set aside) on the Preferred Stock ranking equal as to dividends, then:

  -- we will declare any dividends pro rata among the Preferred Stock of each series and any Preferred Stock ranking equal to such Preferred Stock as to dividends (i.e., the dividends we declare per share on each series of such Preferred Stock will bear the same relationship to each other that the full accrued dividends per share on each such series of the Preferred Stock (which will not, if such Preferred Stock is Noncumulative Preferred Stock, include any accumulation in respect of unpaid dividends for prior dividend periods) bear to each other);

  -- other than such pro rata dividends, we will not declare or pay any dividends or declare or make any distributions upon any security ranking junior to or equal with the Preferred Stock as to dividends or upon liquidation (except dividends on common stock payable in common stock, dividends or distributions paid for with securities ranking junior to the Preferred Stock as to dividends and upon liquidation and cash in lieu of fractional shares in connection with such dividends); and

  -- we will not redeem, purchase or otherwise acquire (or set aside money for a sinking fund for) common stock or any other securities ranking junior to or equal with the Preferred Stock as to dividends or upon liquidation (except by conversion into or exchange for stock junior to the Preferred Stock as to dividends and upon liquidation).

We will not owe any interest, or any money in lieu of interest, on any dividend payment(s) on any series of the Preferred Stock which may be past due.

   Redemption. A series of the Preferred Stock may be redeemable, in whole or in part, at our option, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices specified in the applicable Prospectus Supplement. Redeemed shares of the Preferred Stock will become authorized but unissued shares of Preferred Stock that we may issue in the future.

   The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that we will redeem each year and the redemption price per share. If shares of Preferred Stock are redeemed, we will pay all accrued and unpaid dividends thereon (which will not, if such Preferred Stock is Noncumulative Preferred Stock, include any accumulation in respect of unpaid dividends for prior dividend periods) up to but excluding the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for the Preferred Stock of any series is payable only from the net proceeds of the issuance of our capital stock, the terms of such Preferred Stock may provide that, if no such capital stock will have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock will automatically and mandatorily be converted into shares of our applicable capital stock pursuant to conversion provisions specified in the applicable Prospectus Supplement.

   If fewer than all the outstanding shares of Preferred Stock of any series are to be redeemed, our Board of Directors will determine the number of shares to be redeemed. We will redeem the shares pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot or by any other method as may be determined by our Board of Directors.

   Even though the terms of a series of the Cumulative Preferred Stock may permit redemption of such Cumulative Preferred Stock in whole or in part, if any dividends, including accumulated dividends, on that series are past due:

  -- we will not redeem any Preferred Stock of that series unless we simultaneously redeem all outstanding Preferred Stock of that series; and

  -- we will not purchase or otherwise acquire any Preferred Stock of that series.

The prohibition discussed in the prior sentence will not prohibit us from purchasing or acquiring Preferred Stock of that series pursuant to a purchase or exchange offer if we make the offer on the same terms to all holders of that series.

   Under current regulations, bank holding companies may exercise an option to redeem shares of preferred stock included as Tier 1 capital, or exchange preferred stock for debt securities, without the prior approval of the Federal Reserve, if the bank holding company will remain well capitalized, received a composite rating of 1 or 2 under the bank holding company ratings system and is not the subject of any unresolved supervisory issues.

   Conversion Rights. The Prospectus Supplement relating to a series of convertible Preferred Stock will describe the terms on which shares of such series are convertible into our Common Stock, or another series of Preferred Stock.

   Rights upon Liquidation. Unless the applicable Prospectus Supplements states otherwise, if we voluntarily or involuntarily liquidate, dissolve or wind up our business, the holders of the Preferred Stock will be entitled to receive out of our assets available for distribution to shareholders, before any distribution of assets is made to holders of our common stock or any other class or series of shares ranking junior to such Preferred Stock upon liquidation, liquidating distributions in the amount of the liquidation preference of such Preferred Stock plus accrued and unpaid dividends (which will not, if such Preferred Stock is Noncumulative Preferred Stock, include any accumulation in respect of unpaid dividends for prior dividend periods). If we voluntarily or involuntarily liquidate, dissolve or wind up our business, the amounts payable with respect to the Preferred Stock of any series and any of our other securities ranking equal as to any such distribution are not paid in full, the holders of such Preferred Stock and of such other shares will share ratably in any such distribution of our assets in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of the Preferred Stock of any series will not be entitled to any further participation in any distribution of our assets.

   Because we are a bank holding company, our rights, the rights of our creditors and of our shareholders to participate in the assets of any subsidiary, upon the subsidiary's liquidation or recapitalization, may be subject to the prior claims of the subsidiary's creditors except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary.

   Voting Rights. Except as described in this section or in the applicable Prospectus Supplement, or except as expressly required by applicable law, the holders of the Preferred Stock will not be entitled to vote. If the holders of a series of Preferred Stock are entitled to vote and the applicable Prospectus Supplement does not state otherwise, each such share will be entitled to one vote on matters on which holders of such series of the Preferred Stock are entitled to vote. For any series of Preferred Stock having one vote per share, the voting power of such series, on matters on which holders of such series and holders of other series of Preferred Stock are entitled to vote as a single class, will depend on the number of shares in such series, not the aggregate stated value, liquidation preference or initial offering price of the shares of such series of Preferred Stock.

   Unless we receive the consent of the holders of an outstanding series of Preferred Stock and the outstanding shares of all other series of Preferred Stock which (i) rank equal with such series either as to dividends or the distribution of assets upon liquidation, dissolution or winding up of our business and (ii) have voting rights that are exercisable and that are similar to those of such series, we will not:

  -- authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking prior to such outstanding Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of our business; or

  -- amend, alter or repeal, whether by merger, consolidation or otherwise, the provisions of our Charter or of the resolutions contained in any certificate of amendment creating such series of Preferred Stock so as to materially and adversely affect any right, preference, privilege or voting power of such outstanding Preferred Stock.

This consent must be given by the holders of a majority of all such outstanding Preferred Stock described in the preceding sentence, voting together as a single class. We will not be required to obtain this consent with respect to the actions listed in the second bullet point above, however, if we only (i) increase the amount of the authorized Preferred Stock, (ii) create and issue another series of Preferred Stock, or (iii) increase the amount of authorized shares of any series of Preferred Stock, if such Preferred Stock in each case ranks equal with or junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of our business.

                          DESCRIPTION OF COMMON STOCK

   This section describes the general terms and provisions of the shares of our common stock, par value $2.00 per share (the "Common Stock"). The summary is not complete and is qualified in its entirety by reference to the description of the Common Stock incorporated by reference in this Prospectus. See "Incorporation of Information We File with the SEC." We have also filed our Charter and our bylaws as exhibits to the Registration Statement. You should read our Charter and our bylaws for additional information before you buy any Common Stock. See "Where You Can Find More Information."

   General. As of March 5, 1999, our authorized Common Stock was 175,000,000 shares, of which 101,272,004 shares were issued and outstanding.

   Dividends. Holders of Common Stock are entitled to receive pro rata dividends when, as and if declared by our Board of Directors out of any funds that we can legally use to pay dividends. We may pay dividends in cash, stock or other property. In certain cases, holders of Common Stock may not receive dividends until we have satisfied our obligations to any holders of outstanding Preferred Stock. In the event we liquidate, dissolve or wind up our business, the holders of Preferred Stock will receive an amount per share equal to the amount fixed and determined by our Board of Directors, plus any amount equal to all the dividends accrued on the Preferred Stock, before any distribution will be made on the Common Stock.

   Voting Rights. Each share of Common Stock is entitled to one vote on each matter submitted to a vote of shareholders. The holders of the Common Stock have noncumulative voting rights, which means that the holders of more than 50% of the shares of Common Stock voting for the election of directors can elect 100% of the directors standing for election at any meeting if they choose to do so and, in such event, the holders of the remaining shares voting for the election of directors will not be able to elect any person or persons to our Board of Directors.

   Other Rights. The Common Stock has no conversion rights and is not redeemable. The holders of the Common Stock do not have any preemptive rights to subscribe for additional shares of our stock or other securities of ours except as may be granted by our Board of Directors. There is no restriction on our purchase of shares of Common Stock except for certain regulatory limits.

   Fully Paid. The issued and outstanding shares of Common Stock are fully paid and nonassessable (i.e., the full purchase price for the outstanding shares of Common Stock has been paid and the holders of such shares will not be assessed any additional monies for such shares).

   Listing. The Common Stock is listed on The Nasdaq Stock Market's National Market under the symbol "NCBC." The Bank of New York, or an affiliate thereof, is the transfer agent, registrar and dividend disbursing agent for the Common Stock.

   Special Provisions of the Charter. Article Seventh of the Charter provides for a Board of Directors consisting of at least three and no more than twenty-five directors and divided into three classes of directors serving staggered three-year terms. The classification of directors has the effect of making it more difficult for shareholders to change the composition of our Board of Directors in a short period of time. At least two annual meetings of our shareholders, instead of one, will generally be required to effect a change in a majority of our Board of Directors.

   Our Board of Directors can at any time, under the Charter and without shareholder approval, issue one or more series of Preferred Stock. In some cases, the issuance of Preferred Stock without shareholder approval could discourage or make more difficult attempts to take control of our company through a merger, tender offer, proxy contest or otherwise. Preferred Stock with special voting rights or other features issued to persons favoring our management could stop a takeover by preventing the person trying to take control of our company from acquiring enough voting shares necessary to take control.

   Article Ninth of the Charter includes specific provisions with respect to mergers and other business combinations (as defined in the Charter, a "Business Combination"). In general, a Business Combination requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of each class of our capital voting stock to approve the Business Combination, unless the Business Combination is not with or does not involve:

  (i) any Interested Shareholders (as defined in the Charter) or an Affiliate (as defined in the Charter) of an Interested Shareholder if the following conditions set forth in (ii)(a) below are met, in which event such Business Combination will require only such affirmative vote as is required by law and the Charter, or

  (ii) an Interested Shareholder or an Affiliate of an Interested Shareholder if the following conditions set forth in (a), (b) and (c) are met, in which event such Business Combination will require only such affirmative vote as is required by law and the Charter:

       (a) if the Business Combination has been approved by at least two-thirds of our entire Board of Directors at any time prior to the consummation of the Business Combination;

       (b) the aggregate amount of the cash and the fair market value as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of our outstanding capital voting stock in such Business Combination will be at least equal to the Minimum Price Per Share (as defined in the Charter); and

       (c) the consideration to be received by holders of a particular class of outstanding voting stock will be in cash or in the same form as the Interested Shareholder has previously paid for shares of such class of voting stock. If the Interested Shareholder has paid for shares of any class of voting stock with varying forms of consideration, the form of consideration for such class of voting stock will be either cash or the form used to acquire the largest number of shares of such class of voting stock previously acquired by it.

                              SELLING SHAREHOLDERS

   The selling shareholders may be directors, executive officers or former directors of our company. The Prospectus Supplement for any offering of the Common Stock by selling shareholders will include the following information:

  -- the names of the selling shareholders;

  -- the number of shares held by each of the selling shareholders;

  -- the percentage of the Common Stock held by each of the selling shareholders; and

  -- the number of shares of the Common Stock offered by each of the selling shareholders.

                              PLAN OF DISTRIBUTION

   The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each Prospectus Supplement will describe the method of distribution of the Securities offered therein.

   Our company and any selling shareholders may sell Securities directly, through agents designated from time to time, through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. Each Prospectus Supplement will describe the terms of the Securities to which such Prospectus Supplement relates, the names of the selling shareholders and the number of shares of Common Stock to be sold by each, the name or names of any underwriters or agents with whom we or the selling shareholders, or both, have entered into arrangements with respect to the sale of such Securities, the public offering or purchase price of such Securities and the net proceeds we or the selling shareholders will receive from such sale. In addition, each Prospectus Supplement will describe any underwriting discounts and other items constituting underwriters' compensation, any discounts and commissions allowed or paid to dealers, if any, any commissions allowed or paid to agents, and the securities exchange or exchanges, if any, on which such Securities will be listed. Dealer trading may take place in certain of the Securities, including Securities not listed on any securities exchange.

   If so indicated in the applicable Prospectus Supplement, we or the selling shareholders, or both, will authorize underwriters or agents to solicit offers by certain institutions to purchase Securities from us or the selling shareholders, or both, pursuant to delayed delivery contracts providing for payment and delivery at a future date. Institutions with which such contracts may be made include, among others:

   -- commercial and savings banks;

   -- insurance companies;

   -- pension funds;

   -- investment companies;

   -- educational and charitable institutions.

In all cases, such institutions must be approved by us or the selling shareholders, or both. Unless otherwise set forth in the applicable Prospectus Supplement, the obligations of any purchaser under any such contract will not be subject to any conditions except that (i) the purchase of the Securities will not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (ii) if the Securities are also being sold to underwriters acting as principals for their own account, the underwriters will have purchased such Securities not sold for delayed delivery. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

   Any selling shareholder, underwriter or agent participating in the distribution of the Securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Securities so offered and sold and any discounts or commissions received by them, and any profit realized by them on the sale or resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

   Certain of any such underwriters and agents including their associates, may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business. One or more of our affiliates may from time to time act as an agent or underwriter in connection with the sale of the Securities to the extent permitted by applicable law. The participation of any such affiliate in the offer and sale of the Securities will comply with Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. regarding the offer and sale of securities of an affiliate.

   Except as indicated in the applicable Prospectus Supplement, the Securities are not expected to be listed on a securities exchange, except for the Common Stock, which is listed on The Nasdaq Stock Market's National Market, and any underwriters or dealers will not be obligated to make a market in Securities. We cannot predict the activity or liquidity of any trading in the Securities.

   We will not receive any proceeds from the sale of shares of Common Stock by the selling shareholders. We will, however, bear certain expenses in connection with the registration of the securities being offered under this Prospectus by the selling shareholders, including all costs incident to the offering and sale of the securities to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

                             VALIDITY OF SECURITIES

   The validity of the Securities offered hereby will be passed upon for us by King & Spalding, 191 Peachtree Street, Atlanta, Georgia 30303, and for any underwriters, selling agents and certain other purchasers by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this Form S-3. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

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                                5,000,000 Shares

                        National Commerce Bancorporation

                                  Common Stock

            [LOGO OF NATIONAL COMMERCE BANCORPORATION APPEARS HERE.]

                               ----------------

                             PROSPECTUS SUPPLEMENT

                                  May 24, 1999

                               ----------------

                              Salomon Smith Barney

                                Lehman Brothers

                           Morgan Stanley Dean Witter

                         Morgan Keegan & Company, Inc.

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